Exhibit 99.2

 2024

 MANAGEMENT’S

 DISCUSSION &

 ANALYSIS

Overview	MD&A	Five-year highlights	Financial statements and notes
Management’s discussion & analysis (“MD&A”)

MANAGEMENT’S DISCUSSION & ANALYSIS (“MD&A”)

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of February 20, 2025.

The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews and, prior to its publication, recommends approval of this disclosure to the Board. The Board has approved this disclosure. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. This MD&A should be read together with the Company’s audited consolidated financial statements for the year ended December 31, 2024 (“consolidated financial statements”) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, unless otherwise stated.

This MD&A contains certain non-GAAP financial measures and ratios, which do not have a standard meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Such non-GAAP financial measures and ratios include

•	Adjusted EBITDA

•	Adjusted net earnings and adjusted net earnings per share

•	Effective tax rate on adjusted net earnings guidance

•	Gross margin excluding depreciation and amortization per tonne – manufactured product

•	Potash controllable cash cost of product manufactured per tonne

•	Ammonia controllable cash cost of product manufactured per tonne

•	Retail adjusted average working capital to sales and Retail adjusted average working capital to sales excluding Nutrien Financial

•	Nutrien Financial adjusted net interest margin

•	Retail cash operating coverage ratio

•	Return on invested capital (“ROIC”)

•	Adjusted net debt

For definitions, further information and reconciliations of these measures to the most directly comparable measures under IFRS, see the “Non-GAAP Financial Measures” and “Other Financial Measures” sections.

This MD&A also contains forward-looking information and forward-looking statements. See the “Forward-Looking Statements” section.

All references to per share amounts pertain to diluted net earnings (loss) per share. Financial data in this MD&A is stated in millions of US dollars, which is the functional currency of Nutrien and the majority of its subsidiaries, unless otherwise noted. Information that is not meaningful is indicated by n/m. Information that is not applicable is indicated by n/a. See the “Other Financial Measures” and “Terms and Definitions” sections for definitions, abbreviations, measures and terms used in this MD&A.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our Annual Information Form for the year ended December 31, 2024 can be found on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

The information contained on or accessible from our website or any other website is not incorporated by reference into this MD&A or any other report or document we file with or furnish to applicable Canadian or US securities regulatory authorities.

8  |  Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Our approach to annual reporting

OUR APPROACH TO ANNUAL REPORTING

Through our annual report, we aim to communicate how we assess opportunities and challenges, which guide our strategy, risk management and governance. Our stakeholders’ priorities influence our approach to creating long-term value.

Our company Outlines who we are as a company, where we operate, and our competitive advantages 12 | Nutrien’s advantage 14 | Global profile	Operating environment Defines factors and trends that influence the environment we operate in and our outlook for 2025 18 | Market fundamentals and outlook 23 | Megatrends

Strategy

Describes our vision and strategy across three strategic priorities

28 | Nutrien’s strategy

29 | Simplify and focus

30 | Operational excellence

31 |  Disciplined and intentional capital allocation

Governance Describes our key corporate governance principles and risk management process 36 | Corporate governance 37 | Board and executive leadership 38 | Risk governance 39 | Risk management process

Key enterprise risks Outlines the key risks that could affect our performance and our future operations 42 | Key enterprise risks

Profile and results

Describes each of our operating segments, highlights our current financial results and provides guidance

48 |  Operating segment performance

58 |  2025 Guidance and sensitivities

59 | Annual financial information

Nutrien Annual Report 2024 | 9

Overview	MD&A	Five-year highlights	Financial statements and notes
Nutrien’s advantage Global profile

 OUR COMPANY

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and relationships with stakeholders needed to achieve our goals.

10 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Nutrien’s advantage Global profile

Nutrien Annual Report 2024 | 11

Overview	MD&A	Five-year highlights	Financial statements and notes
Nutrien’s advantage

NUTRIEN’S ADVANTAGE

Our leading position across the ag value chain offers key competitive advantages and differentiation from our competitors. We focus on enhancing our relationships with farmers, driving efficiencies across our network and strengthening our financial position and resilience.

UNIQUE RELATIONSHIP WITH THE FARMER

The farmer is at the heart of everything we do and our connection with our customers is unlike any other. Together we are working to improve on-farm productivity and foster innovation to address the demands of a growing global population.

ADVANTAGED POSITION ACROSS THE AG VALUE CHAIN

Our global reach provides competitive advantages to support higher upstream sales of manufactured fertilizer and proprietary products, drive supply chain efficiencies, optimize transportation and logistics and efficiently supply our customers.

PROVEN FINANCIAL STRENGTH AND STABILITY

Our business is diversified, which enhances our earnings profile. Our downstream Nutrien Ag Solutions (“Retail”) business provides greater stability to our earnings base and counter-cyclical cash flow, while our low-cost upstream fertilizer production assets are positioned to generate significant cash flow, providing the ability to invest in our business and consistently return capital to our shareholders.

12 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Nutrien’s advantage

1. UNIQUE RELATIONSHIP WITH THE FARMER
>4,500	>600,000	4M
crop consultants	customer accounts	sustainable agriculture program acres[1]

2. ADVANTAGED POSITION ACROSS THE AG VALUE CHAIN
World-class production assets	Global supply chain excellence	Leading ag retail network

27Mmt	~660	>1,900
upstream fertilizer manufactured sales volumes	midstream fertilizer distribution points	Retail locations
~2,000	5	~1,500

proprietary products	specialized marine terminals[2]	crop input suppliers

3. PROVEN FINANCIAL STRENGTH AND STABILITY
Substantial cash generation	Balanced approach to capital allocation (2020–2024) (percent)

$4.8B annual average cash provided by operating activities (2020–2024)

1	This is a non-financial measure. See the “Terms and definitions” section.
2	Owned or accessed through Canpotex.
3	This is a supplementary financial measure. See the “Other financial measures” section.

Nutrien Annual Report 2024 | 13

Overview	MD&A	Five-year highlights	Financial statements and notes
Global profile

GLOBAL PROFILE

Our upstream fertilizer manufacturing assets are primarily located in North America, with access to high-quality resources, lower cost inputs and an extensive midstream distribution network to efficiently supply our customers. Our downstream Retail business serves farmers in key agricultural markets in North America, Australia and South America.

13 Nitrogen production and upgrade facilities in North America and Trinidad and Tobago	6 Potash mines in Canada

1,300 Retail locations in North America	6 Phosphate production and upgrade facilities in the US

200 Retail locations in South America

14 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Global profile

Retail	Nitrogen	Joint venture and investments

Potash	Phosphate	European distribution

400 Retail locations in Australia

Nutrien Annual Report 2024 | 15

Overview	MD&A	Five-year highlights	Financial statements and notes
Market fundamentals and outlook Megatrends

16 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Market fundamentals and outlook Megatrends

OPERATING ENVIRONMENT

We operate in a rapidly changing world and must anticipate and adapt to our environment. We seek to understand the specific markets where we operate as well as the broader trends that influence and shape our operational landscape. This understanding helps us to seize new opportunities as they emerge and better identify the risks that could impact our ability to deliver on our strategy.

Nutrien Annual Report 2024 | 17

Overview	MD&A	Five-year highlights	Financial statements and notes
Market fundamentals and outlook

MARKET FUNDAMENTALS AND OUTLOOK

Agriculture and retail markets

$125B

2024 total global

crop input sales1

Crop nutrients

72.5Mmt

2024 global potash

(KCl) demand

~159Mmt

2024 global nitrogen

(N) demand

~51Mmt

2024 global phosphate

(P2O5) demand

1	Represents total market sales of seed, fertilizer and crop protection products in the US, Canada, Australia and Brazil.

  18 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Market fundamentals and outlook

AGRICULTURE AND RETAIL MARKETS

Market fundamentals

Total crop protection, seed and fertilizer sales in our Retail operating regions equated to approximately $125 billion in 2024. As the world’s population increases, farmers are challenged to increase yields from a finite arable land base. This drives growth in demand for crop inputs and agronomic services.

The agriculture retail industry is highly fragmented in most of the major markets in which we operate, primarily composed of small and medium-sized competitors. Scale, reliability of supply and the ability to provide innovative products and solutions, including digital offerings, are increasingly important to farmers.

In North America, the primary crops grown include corn, soybeans, wheat, canola and cotton. It is a more mature market with farmers leveraging advanced agriculture tools and willing and able to invest in high-value products and services.

In Australia, our customers require a full suite of crop production inputs but also solutions for livestock, water and irrigation services given the more mixed nature of farm operations.

Brazil is one of the world’s largest and fastest-growing agriculture markets. It is currently the largest soybean producer and the third largest producer of corn globally. Its retail industry is highly fragmented, the supply chain is extended due to the significant reliance on imported crop inputs and there remains opportunity for adoption of more advanced products and services at the farmer level.

Market outlook

Global grain stocks-to-use ratios are historically low, and demand remains strong, providing a supportive environment for ag commodity prices in 2025. We expect US corn plantings to range between 91 and 93 million acres and soybean plantings to range from 84 to 86 million acres in 2025. The projected increase in corn acreage, combined with a shortened fall application season in 2024, supports our outlook for strong North American fertilizer demand in the first half of the year.

In Brazil, generally favorable soil moisture conditions and stronger crop prices are expected to lead to an increase in safrinha corn planted acreage of approximately five percent, supporting crop input demand in the first half of 2025.

A weaker Australian dollar and strong grain and oilseed export demand is supporting grower economics, and conditions remain positive for 2025 crop input demand.

US ag retail industry profile

(percent)

Source: Croplife

Global grains ending stocks & stocks/use ratio1

(ending stocks Mmt)	(stocks/use ratio %)

Source: USDA, Nutrien

1	Global grains include corn, wheat, rice, barley, oats, millets, mixed grains, rye and sorghum. RoW is Rest of World excluding China and the US.

Nutrien Annual Report 2024 | 19

Overview	MD&A	Five-year highlights	Financial statements and notes
Market fundamentals and outlook

CROP NUTRIENT MARKETS: POTASH

Market fundamentals

Potash strengthens root systems supporting water uptake, drought and disease tolerance and increases the uptake of other nutrients. Potash demand growth is driven by increasing nutrient requirements of higher-yielding crops and improving soil fertility practices, particularly in emerging markets where potash has been historically under-applied and crop yields lag.

High-quality potash reserves in significant quantities are limited to a small number of countries. Canada has the largest known global potash reserves, accounting for approximately 40 percent of the total. Approximately 75 percent of the world’s potash production capacity is held by the six largest producing companies.

Building new production capacity requires significant capital and time to bring online. The expected cost for a greenfield project, including infrastructure, ranges up to $7 billion and requires a minimum of 10 years.1 Brownfield projects have a significant per-tonne capital cost advantage over greenfield projects.

Most major potash-consuming countries in Asia and Latin America have limited production capability and rely on imports to meet their needs. Trade typically accounts for approximately three-quarters of demand for potash, resulting in a globally diversified marketplace.

Inflation in operating and logistics costs has increased the short run marginal cost of potash supply and higher capital costs has also impacted the long-run margin cost.

Market outlook

Global potash shipments rebounded to approximately 72.5 million tonnes in 2024, driven by improved supply and supportive application economics that contributed to increased demand in key markets such as China, Brazil and Southeast Asia.

We forecast global potash shipments between 71 and 75 million tonnes in 2025. The high end of the range captures the potential for stronger underlying global consumption and the lower end captures the potential for reduced supply availability. We anticipate the potential for supply tightness with limited global capacity additions in 2025 and reported operational challenges and maintenance work in key producing regions.

Global potash demand	Delivered cash cost of potash to Brazil[2,3]
(million tonnes KCl)	($ per tonne)

Source: IFA, Argus, CRU, SPGCI, Nutrien	Source: CRU, Nutrien

1	3 million tonne KCl conventional potash mine in Saskatchewan, Canada. Cost includes rail, utility systems, port facilities and, if applicable, cost of deposit.

2	Based on CRU historical data and forecasts.

3

Short-run marginal cost refers to the breakeven delivered cash cost of the market-clearing high-cost production on a short-term basis. Long-run marginal cost refers to the full economic cost of new capacity.

20 |	Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Market fundamentals and outlook

CROP NUTRIENT MARKETS: NITROGEN

Market fundamentals

Nitrogen is an essential crop nutrient and is a fundamental building block of plant proteins that improves both crop yield and quality. The necessity of nitrogen for crop yield supports a strong and growing demand source for nitrogen fertilizers. Additionally, nitrogen is used as an input in many industrial processes and has the potential to provide further value if markets for low-carbon ammonia emerge.

Production of nitrogen products is the most geographically diverse of the three primary crop nutrients due to the widespread availability of hydrogen sources. Access to reliable and competitively priced energy feedstock supply is an important driver of profitability, as recent geopolitical events continue to create additional volatility in certain global energy markets. North American nitrogen producers currently have an advantaged cost position due to the relatively low price of natural gas compared to competitors in Europe and Asia.

The US is the third largest nitrogen-producing country but remains one of the largest importers of nitrogen products. China and India are the largest-consuming countries of nitrogen products, accounting for approximately 40 percent of the world’s consumption.

Market outlook

Global urea and UAN prices have increased in the first quarter of 2025, driven by strengthening demand in key import markets and restricted supply, including continued Chinese urea export restrictions. Global ammonia prices have trended lower to start the year due to seasonal demand weakness and the anticipation of incremental supply in the US and export capacity from Russia. We expect North American natural gas prices to remain highly competitive compared to Europe and Asia, with Henry Hub natural gas prices projected to average between $3.25 and $3.50 per MMBtu for the year.

The US nitrogen supply and demand balance is expected to be tight ahead of the spring application season, as nitrogen fertilizer net imports in the first half of the 2024/2025 fertilizer year were down approximately 60 percent compared to the five-year average. Additionally, nitrogen demand for the spring season is expected to be strong due to the limited fall ammonia application season and higher expected corn acreage.

Global ammonia demand	Natural gas prices in key regions
(million tonnes NH3)	($ per MMBtu)

Source: SPGCI, CRU, Argus, Nutrien	Source: Bloomberg, SPGCI, ICE, CME, Nutrien

1	2025F based on front month Europe TTF futures prices as of February 14, 2025. North American natural gas prices are based on the Nutrien 2025 forecast.

Nutrien Annual Report 2024 | 21

Overview	MD&A	Five-year highlights	Financial statements and notes
Market fundamentals and outlook

CROP NUTRIENT MARKETS: PHOSPHATE

Market fundamentals

Phosphorus is essential to all living things and is key to energy reactions in the plant, particularly photosynthesis, and vital to plant growth. Additionally, phosphate is used as an input in animal feed, food ingredients and for industrial processes.

Phosphate rock is found in significant quantity and quality in only a handful of geographic locations, with only 11 major phosphate-producing countries. Due to the concentration of deposits, the majority of recent capacity additions have come from existing producers in North Africa, the Middle East and China.

China is the world’s largest producer of phosphate, and its trade policy has a major impact on the global market. In 2024, Chinese DAP/MAP exports were down approximately 35 percent from 2021 levels as a result of export restrictions.

India and Brazil are the largest importers of phosphate fertilizers, with limited domestic production. In more mature markets like North America, we have seen continued demand growth for phosphate fertilizers that incorporate secondary nutrients and micronutrients like Nutrien’s MAP+MST product.

Market outlook

Phosphate fertilizer markets remain firm, particularly in North America where channel inventories were estimated to be historically low entering 2025. We expect Chinese phosphates exports similar to 2024 levels, with total DAP/MAP exports ranging between 6 and 7 million tonnes, and tight stocks in India to support demand ahead of their key planting season.

Global P2O5 demand	China DAP/MAP exports
(million tonnes P2O5)	(millions tonnes)

Source: CRU, TFI, Industry Consultants, Nutrien	Source: CRU, Argus, Nutrien

22 |	Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Megatrends

MEGATRENDS

We define megatrends as macro-level long-term trends and global dynamics that are expected to shape our operating environment. A megatrend typically stems from complex interactions between policy developments, environmental changes, socio-economic shifts and technological advancements. Evaluating and monitoring megatrends helps inform Nutrien’s strategy and the related risks we look to manage. See page 28 for more information on our strategy and page 42 for our key enterprise risks.

FOOD SECURITY

Despite advances in modern agriculture, food security remains a global challenge. Producing enough nutritious food for the world’s eight billion people, and transporting it to where it is needed, is straining existing global resources. It is estimated that nearly 10 percent of the world’s population is food insecure. A rising population, expected to grow by close to two billion people by 2050, is further increasing the scale of this challenge.

The agricultural landscape continues to evolve and be influenced by climate change, biodiversity loss, water stress, geopolitical volatility, technology and digitalization, along with social trends that could impact the ability to address global food security.

Nutrien Annual Report 2024 | 23

Overview	MD&A	Five-year highlights	Financial statements and notes
Megatrends

CLIMATE CHANGE, BIODIVERSITY

LOSS AND WATER RESOURCES

The convergence of climate change, biodiversity loss and water resource challenges forms a critical intersection that is expected to influence global environmental policy and corporate decisions in agriculture and mining for the foreseeable future. The agriculture value chain is expected to face long-term challenges related to climate change, including continued expectations for climate actions, reductions of GHG emissions and physical impacts from climate change on farmers and agriculture production.

GEOPOLITICAL

VOLATILITY

Geopolitical turmoil around the world is being driven by nationalism, polarization and economic instability. Due to globalization, regional events are having global impacts. Trade disputes, tariffs, restrictions and tensions have resulted in, and may continue to result in, supply chain disruptions and price volatility for energy and several other key commodities. Geopolitical fragmentation can lead to increased costs associated with diverging and sometimes incompatible regulations.

24 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Megatrends

TECHNOLOGY AND

DIGITALIZATION

Digital technologies and access to vast amounts of data are supporting the transformation of the agriculture and mining industries. In mining operations, advances in automation and autonomous mining are improving safety by removing workers from the more hazardous areas and enabling productivity increases. Agriculture and food systems are undergoing technological changes driven by big data, digital connectivity, artificial intelligence and innovations in biotechnology.

New applications of emerging technologies, such as artificial intelligence and predictive analytics, have the potential to greatly improve operational productivity. The regulatory environment around artificial intelligence continues to evolve at a different pace than its use. Adoption of such technologies is expected to be uneven given vast differences in access and investment.

SOCIETAL

EXPECTATIONS

Stakeholders remain focused on corporate transparency and accountability. Some investors consider environmental and social principles alongside traditional financial metrics in capital allocation decisions and, along with regulators, are considering those principles in evaluating disclosure enhancements. Beyond climate-related matters, societal concerns include broad ecosystem impacts, as well as the expectation that companies operate in the best interest of stakeholders keeping public health goals in mind.

In response to these expectations, governments may impose new regulations or increase the stringency of existing ones. An inability to meet stakeholder expectations for environmental and social performance could increase stakeholder scrutiny, which could, in turn result in increased difficulty for companies as they seek to access cost-efficient capital, retain talent or deliver on their strategic priorities.

Nutrien Annual Report 2024 | 25

Overview	MD&A	Five-year highlights	Financial statements and notes
Nutrien’s strategy Capital allocation

 STRATEGY

Our vision is to be the leading global agricultural solutions provider, delivering superior shareholder value through safe and sustainable operations. We are focused on strategic initiatives that we believe will help achieve our vision: improving safety and operating performance, increasing earnings and cash flow, while generating higher risk-adjusted returns. We take a disciplined and intentional approach to capital allocation that is designed to optimize the sources and uses of our cash and prioritize sustaining safe and reliable operations, maintaining a healthy balance sheet, strategically investing in our business and providing meaningful returns to our shareholders.

26 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Nutrien’s strategy Capital allocation

Nutrien Annual Report 2024	| 27

Overview	MD&A	Five-year highlights	Financial statements and notes
Nutrien’s strategy

NUTRIEN’S STRATEGY

Our strategy is focused on three priorities that span our upstream, midstream and downstream businesses.

SIMPLIFY AND FOCUS Simplify our approach and focus on business activities that are core to our long-term vision and strategic direction, exploring opportunities to exit non-core activities.

OPERATIONAL EXCELLENCE Enhance safety, increase operational efficiency and asset utilization, maximize cost savings and improve the quality of earnings.

DISCIPLINED AND INTENTIONAL CAPITAL ALLOCATION

Optimize the sources and uses of our cash and prioritize sustaining safe and reliable operations, maintaining a strong and flexible balance sheet, strategically investing in our business and providing meaningful returns to our shareholders.

28 |	Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Nutrien’s strategy

1. SIMPLIFY AND FOCUS

Simplify

•	Pursuing divestiture of non-core Retail assets in South America

•	Reviewing strategic options for our 50 percent ownership stake in Profertil

•	Evaluating further options with regards to our ownership in Sinofert Holdings Limited (“Sinofert”)

•	Centralizing functions to drive efficiencies and streamline decision making

Focus

•	Prioritizing safety to ensure our people go home safe, every day

•	Enhancing low-cost upstream North American fertilizer production assets

•	Strengthening our global distribution network

•	Investing in our core Retail business with a focus on proprietary products

~$200M	+$500M	~$60M

annual consolidated cost savings expected to be achieved in 2025, ahead of our initial target of 2026	expected reduction in 2025 capital expenditures from 2023 levels	proceeds from divestment of non-core assets, including 13 percent of our total ownership position in Sinofert and the sale of land in Argentina

	2026 Target	2024 Actuals	2023 Actuals

Simplify and focus

Consolidated cost savings[1]	~$200M	Ahead of Schedule	N/A

1	Based on targeted reductions in operational and corporate costs.

Nutrien Annual Report 2024 | 29

Overview	MD&A	Five-year highlights	Financial statements and notes
Nutrien’s strategy

2. OPERATIONAL EXCELLENCE

Maintain low-cost position and enhance safety and the reliability of our upstream assets

• Investing in Potash mine automation technology and operational excellence • Increasing Nitrogen reliability and energy efficiency • Improving Phosphate reliability and cost stewardship	35%	12%
	potash ore tonnes mined using automation in 2024	increased gas utilization in Trinidad compared to 2023

Drive midstream supply chain efficiencies across our network

• Optimizing our logistics infrastructure	• Leveraging our extensive sales and distribution capabilities

Optimize downstream Retail network to enhance margins and our ability to efficiently serve the farmer

• Consolidating and modernizing our North American footprint • Executing on a margin improvement plan in Brazil	>50	>50
	North American Retail sites consolidated into centralized locations over the past 5 years	Retail Brazil locations closed, idled 5 blending facilities, and restructured our workforce in Brazil

	2026 Target	2024 Actuals	2023 Actuals

Operational excellence

Potash ore tonnes mined using automation	40%—50%	35%	22%

Ammonia operating rate[1]	92%—93%	88%	88%

P2O5 operating rate	87%—90%	78%	83%

1	Operating rate represents production volumes divided by production capacity (excluding Joffre and Trinidad facilities).

30 |	Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Nutrien’s strategy

3.	DISCIPLINED AND INTENTIONAL CAPITAL ALLOCATION

Safe and reliable operations

•	Sustain our assets to support safe and reliable operations

•	Focus on continuous improvement initiatives and investments that enhance the utilization rates, reliability and efficiency of our assets

•	Monitor technology, policy and market developments that may make emissions reduction projects economically viable

Consistent shareholder returns

•	Return capital to shareholders through a combination of share repurchases and a stable and growing dividend per share

•	Consider reduction in share count in the decision criteria for future dividend per share growth

Strong and flexible balance sheet

•	Evaluate our assets to ensure they are generating an appropriate return

•	Provide sufficient and flexible access to liquidity while optimizing the cost of our capital through the cycle

•	Expect to maintain an average adjusted net debt to adjusted EBITDA leverage ratio below 3:1 through the cycle

High-value growth opportunities

•	Leverage existing assets to deliver upstream fertilizer volume and proprietary products growth

•	Progress targeted growth investments that have a strong fit with our strategy, provide returns in excess of our hurdle rates and have a relatively low degree of execution risk

	2026 Target	2024 Actuals	2023 Actuals

Disciplined and intentional capital allocation

Annual average capital expenditures (2024-2026)[1]	$2.2B–$2.3B	$2.2B	$2.6B

Potash manufactured sales volumes (million tonnes)	14.0–15.0	13.9	13.2

Nitrogen manufactured sales volumes (million tonnes)	11.5–12.0	10.7	10.4

Retail adjusted EBITDA	$1.9B–$2.1B	$1.7B	$1.5B

1

Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures that are supplementary financial measures. See the “Other financial measures” section.

Nutrien Annual Report 2024 | 31

Overview	MD&A	Five-year highlights	Financial statements and notes
Capital allocation

SAFE AND RELIABLE OPERATIONS
Sustaining, mine development and pre-stripping capital expenditures[1]
$1.7B
2024

Sustaining, mine development and pre-stripping capital expenditures (percent)

Key 2024 actions

•  Completed reliability work and replaced key identified end-of-life assets across our upstream operations, including five major maintenance turnarounds and planned outages at four of our Nitrogen sites

•  Received the National Safety Council’s Green Cross for Safety Innovation award in recognition of tele-remote technology in our potash mines

•  Invested in maintenance and safety-related initiatives for our downstream Retail facilities

STRONG AND FLEXIBLE BALANCE SHEET
Adjusted net debt to adjusted EBITDA[2]
2.2X
2024

Debt and equity[3,4] (percent)

Key 2024 actions

•  Maintained our Baa2/BBB investment-grade credit rating

•  Repaid $500 million in senior notes that matured in 2024 and issued a total of $1.0 billion of 3-year and 10-year senior notes

1	This is a supplementary financial measure. See the “Other financial measures” section.

2	This is a capital management measure that includes non-GAAP components. See the “Non-GAAP financial measures” and “Other financial measures” sections.

3	As at December 31, 2024.

4	Debt includes short-term debt, long-term debt and lease liabilities, including the current portions of each where applicable.

32 |	Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Capital allocation

CONSISTENT SHAREHOLDER RETURNS

Key 2024 actions

•  Repurchased 3.9M shares for a total of ~$190 million in the second half of 2024

•  Announced a 1 percent increase to our quarterly dividend to $0.545 per share in February 2025, our seventh increase since 2018

•  In February 2025, we approved the purchase of up to 5 percent of Nutrien’s outstanding common shares over a twelve-month period through a renewal of our normal course issuer bid

Cash used for dividends and share repurchases
4.3%
average dividend yield in 2024
$1.2B returned to shareholders through dividends and share repurchases in 2024

HIGH-VALUE GROWTH OPPORTUNITIES

Key 2024 actions

•  Invested in potash autonomous mining machines and technology and increased our ore tonnes mined using automation by more than 75% (vs 2023)

•  Invested in low-cost nitrogen brownfield expansions and added incremental ammonium sulfate capability at our Redwater nitrogen site

•  Invested in proprietary products, network optimization and digital capabilities to better serve our customers

Targeted growth investments
$430M
investing capital expenditures in 2024
8% growth in proprietary crop nutritional and biostimulants gross margin in 2024 (vs 2023)

Nutrien Annual Report 2024 | 33

Overview	MD&A	Five-year highlights	Financial statements and notes
Corporate governance Risk governance Risk management process

 GOVERNANCE

We embed strong corporate governance systems and principles in our business to place the interests of our shareholders and other stakeholders at the center of every decision we make. Our governance supports value preservation and long-term value creation by ensuring our businesses’ principal risks and opportunities are being appropriately identified and addressed.

34 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Corporate governance Risk governance Risk management process

Nutrien Annual Report 2024 | 35

Overview	MD&A	Five-year highlights	Financial statements and notes
Corporate governance

CORPORATE GOVERNANCE

Nutrien’s corporate governance structure includes policies and processes that define the roles of the Board and the Executive Leadership Team (“ELT”). Our Board oversees the execution of our corporate strategy and management of risk. Below are highlights of our corporate governance practices. For more information, see our most recent Management Proxy Circular.

Board diversity

Having a mix of directors on the Board from varied backgrounds and with a diverse range of experience and skills fosters enhanced decision-making capacity and promotes strong corporate governance. Our Board Diversity Policy includes a target that women comprise no fewer than 30 percent of the Board members. As of December 31, 2024, four of our directors were women (33 percent of the total number of directors).

Executive compensation

Nutrien’s compensation framework is based on a pay-for-performance philosophy, with the majority of executive compensation being at risk. Each year, we include an advisory “say on pay” vote at our annual meeting.

Board skills

Our Board competencies and skills matrices are essential tools to evaluate whether the Board has the right skills, perspectives, experience and expertise for proper oversight and effective decision making. The Board regularly reviews the skills matrix.

Core business skills1

(percent of Board of Directors)

Core industry experience1

(percent of Board of Directors)

1	As disclosed in Nutrien’s 2024 Management Proxy Circular.

36 |	Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Corporate governance

BOARD OF DIRECTORS

Russell Girling	Ken Seitz	Christopher Burley	Maura Clark	Michael Hennigan	Miranda Hubbs
Chair	President and Chief Executive Officer	Director	Director	Director	Director

Raj Kushwaha	Julie Lagacy	Consuelo Madere	Keith Martell	Aaron Regent	Nelson Luiz Costa Silva
Director	Director	Director	Director	Director	Director

EXECUTIVE LEADERSHIP TEAM

Ken Seitz	Noralee Bradley	Andrew Kelemen	Chris Reynolds
President and Chief Executive Officer	Executive Vice President, External Affairs and Chief Sustainability and Legal Officer	Executive Vice President and Chief Corporate Development and Strategy Officer	Executive Vice President and Chief Commercial Officer

Jeff Tarsi	Mark Thompson	Sarah Walters	Trevor Williams
Executive Vice President and President, Global Retail	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief People Officer	Executive Vice President and President, Nitrogen and Phosphate

Nutrien Annual Report 2024 | 37

Overview	MD&A	Five-year highlights	Financial statements and notes
Risk governance

RISK GOVERNANCE

Risk management is an integral part of doing business and is governed by our Board, which has the highest level of oversight for risk governance. The Board is responsible for overseeing the execution and alignment of Nutrien’s corporate strategy and risk management processes.

Nutrien’s ELT has the responsibility of ensuring the Company’s principal risks are being appropriately identified, assessed and addressed. Management keeps the Board and each of the Board committees regularly apprised of risks and developments relevant to their mandates.

Responsibility and accountability for risk management are embedded in all levels of our organization, and we strive to integrate risk management into key decision-making processes and strategies. By considering risk throughout our business, we seek to effectively manage the risks that could have an impact on our ability to deliver on our strategy.

Role of the Board committees

While the Board as a whole oversees our strategy and risk management processes, each Board committee has oversight over business topics and certain risk areas relevant to their committee mandate. More information can be found in Nutrien’s Board and Board committee charters on our website at nutrien.com.

Board/Board Committee	Oversight includes the following business topics or risk areas

Board of Directors	• Corporate strategy • Oversight of safety, health, environmental and security matters	• Risk management • Human resources and compensation • Governance and compliance

Audit Committee	• Accounting and financial reporting • Internal controls	• Compliance • Financial risk management

Corporate Governance & Nominating Committee	• Corporate governance • Board diversity • Director compensation	• Director orientation and continuing education • Board evaluation

Human Resources & Compensation Committee	• Executive compensation • Succession planning

•  Equity, diversity and inclusion, including the Company’s Indigenous Strategy as it relates to Indigenous employment and human resources matters with appropriate coordination with the S&S Committee

•  Learning and development

Safety & Sustainability (“S&S”) Committee	• Sustainability priorities • Risks, strengths and opportunities related to safety and sustainability including climate-related impacts

•  Safety and sustainability performance and strategy

•  Cybersecurity and data privacy

•  Status of remediation projects and environmental provisions

•  The Company’s Indigenous Strategy as it relates to Indigenous engagement and stakeholder relations, with appropriate coordination with the Human Resources & Compensation Committee

38 |	Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Risk management process

RISK MANAGEMENT PROCESS

Risk management is integrated in our strategy and business processes to facilitate informed decision making and responsible management of resources. Our Enterprise Risk Management process is overseen by our Enterprise Risk Management Team and guided by our global risk management framework. The framework promotes consistent and integrated application of risk management principles and processes across our organization and is scalable to support all levels of the business.

Nutrien’s operating segments and corporate functions use this framework to identify, assess and develop mitigation actions for key risks that could affect their strategy, operations or future performance. Assessment criteria embedded in the risk framework follow best practices and allow for comparability of different types of risks. Key criteria include the likelihood of impacting our business and the potential severity of impact.

Risks are evaluated at the management level to fully understand Nutrien’s risk landscape and identify interdependencies between risks. A consolidated view of our risks is presented to our ELT and senior leaders for review and discussion. Nutrien’s key enterprise risks are then presented to the Board at least annually.

Nutrien Annual Report 2024 | 39

Overview	MD&A	Five-year highlights	Financial statements and notes
Key enterprise risks

40 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Key enterprise risks

KEY ENTERPRISE RISKS

Nutrien characterizes a key risk as a risk or combination of risks that could threaten the effective delivery of our business model, future financial peformance, liquidity or ability to deliver on our strategy.

Nutrien Annual Report 2024 | 41

Overview	MD&A	Five-year highlights	Financial statements and notes
Key enterprise risks

KEY ENTERPRISE RISKS

Our key enterprise risks are discussed below and, while these represent our significant risks, we also continue to be exposed to other important general business, financial, operational and climate-related risks. For a more detailed discussion of these key risks and other risks that may have a material effect on us, refer to Nutrien’s 2024 Annual Information Form.

1	Competition and shifting market fundamentals

Description

Global macroeconomic conditions and shifting market fundamentals – including trade tariffs and trade restrictions, market volatility, geopolitical conditions, increased price competition or new entrants, and/or a significant change in agriculture production or consumption trends – could lead to a sustained environment of reduced demand for our products, increased costs and/or low or volatile commodity prices, thereby negatively impacting our short- and long-term profitability.

Risk management approach

We operate across the ag value chain and have a diversified portfolio of products and services that are designed to enable us to respond to changing economic conditions. We have a favorable cost-structure and the flexibility to make operational changes across our portfolio to help minimize the impact of changing market dynamics. We prioritize a strong and flexible balance sheet and focus on initiatives that simplify and enhance our core business, optimize our advantages across the ag value chain and allocate capital to high-value investments.

See page 18 of this report for more information on our market fundamentals.

2	Changing regulations

Description

Changing laws, regulations and government policies, including those relating to the environment, climate change (including regulation of GHG emissions), data privacy, health and safety, and taxes and royalties, could affect our ability to produce or sell certain products, reduce our efficiency and competitive advantage, increase our costs of raw materials, energy, transportation and compliance, or require us to make capital improvements to our operations. These and other factors could impact our strategy, operations, financial results or reputation.

Risk management approach

Our Government & External Affairs Team maintains an active engagement strategy with governments and regulators, including participation in industry associations. These relationships allow us to keep current on regulatory developments affecting our business or industry, allowing us to anticipate new or changing laws and regulations and put us in the best position for success while leveraging our industry association allies.

42 |	Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Key enterprise risks

3	Political, economic and social instability

Description

We are a global business with significant operations in Canada and the US as well as operations outside of North America, including Australia, South America, Trinidad and certain European countries.

We are subject to numerous risks and uncertainties related to international sales and operations, and wide-ranging political, economic and social instability. These risks include, but are not limited to: restrictions on monetary distributions in jurisdictions we operate, inflation and/or conditions resulting from governmental attempts to reduce inflation, currency exchange rate fluctuations between the US dollar and foreign currencies, labor disruptions, competitive restrictions, forced divestitures or changes to, or termination or nullification of, existing agreements, military or other armed conflicts, mining permits or leases, the imposition of tariffs, exchange controls, international sanctions, embargoes, trade barriers or other restrictions. Instability in political or regulatory regimes could also affect our ability to do business and could impact our financial results or the value of our assets.

Risk management approach

Our Government & External Affairs Team maintains an active engagement strategy with governments, regulators and other stakeholders in the countries where we operate or plan to operate and is well positioned with the US Administration. We assess capital investments and project decisions against political, country-specific and other related risk factors and avoid or reduce our exposure to jurisdictions with unacceptable risk levels. We actively monitor regulatory and political developments and global trends that may impact us.

4	Agricultural changes and trends

Description

The agricultural landscape continues to evolve as a result of factors including, but not limited to, farm and industry consolidation, changing farmer demographics, technology developments, sustainability practices, changing government programs and policies, climate change and shifting social trends, many of which vary from jurisdiction to jurisdiction. These factors as well as other factors affecting long-term demand for our products and services could adversely impact our strategy and our financial results.

Risk management approach

We operate across the ag value chain and have a diversified portfolio of products and services that enable us to adapt to changes in the agriculture industry and help position us to achieve long-term value creation. Our downstream Retail network provides access and insights directly to the farmer, providing an opportunity to anticipate trends and respond faster to the needs of our customers. We are focused on bringing value-added products and services to market that address key grower challenges, including offering financing solutions through Nutrien Financial and expanding innovative proprietary product offerings.

See page 28 of this report for more information on our strategy.

5	Cybersecurity threats

Description

Information technology and operational control systems are embedded in our business and as we become more dependent on these systems, third-party systems and cloud-based platforms, we may become more exposed to cyberattacks, which continue to become increasingly sophisticated. Cybersecurity risks can include attacks on information technology and infrastructure by hackers, industrial espionage, terrorist attacks, viruses, ransom events, the unintended disclosure of confidential information and/or personally identifiable information, the misuse or loss of control over computer control systems, power outages, business and/or supply chain disruptions, and related breaches. Any of these could result in business disruptions, increased defense or insurance costs, reputational damage, personal injury or third-party claims, which could, in turn, negatively impact our operations, financial results or reputation.

Nutrien Annual Report 2024 | 43

Overview	MD&A	Five-year highlights	Financial statements and notes
Key enterprise risks

5	Cybersecurity threats (continued)

Risk management approach

Our Global Information Management and Cyber Security Team is supported by third-party specialists, oversees our network security and may assist in incident response. We promote a strong culture of cybersecurity awareness to minimize threats and vulnerabilities, which is supported by our cybersecurity framework, policies and best practices.

Threat and risk assessments are completed for all new information technology systems, and our cybersecurity incident response processes are backstopped by external response measures. We also conduct regular simulated phishing and targeted cybersecurity training as well as incident response training.

6	Supply chain disruption

Description

Our ability to produce and supply our customers and markets with products can be negatively impacted by disruptions in our inbound and outbound supply chains. These disruptions can result in difficulties supplying key materials or supplies to our facilities or impair our ability (or the ability of the third parties upon which we rely) to deliver products to our customers in a timely manner. Ongoing geopolitical conflicts, regulatory instability, sanctions, tariffs, labor disputes and extreme weather events or disasters have created and could create supply chain challenges and disruptions, and/or limit our future ability to sell or distribute our products in a timely manner, any of which could negatively impact our business and financial results.

Risk management approach

Our business structure and position across the ag value chain provides us the flexibility to optimize our operations and distribution network to be able to respond to potential supply chain disruptions. We have an extensive and diverse transportation and storage network that allows us to effectively manage and adapt to logistical challenges. We maintain a sizable and diverse network of suppliers that we regularly review to ensure we can maintain critical feedstocks for our operations.

7	Climate change

Description

Our business and our customers are subject to risks related to or resulting from climate change, which are commonly grouped into physical risk and transition risk categories.

Physical risks include the impacts that climate change could have on our operations, supply chains and customers. These may cause or result in, among other things, more frequent and severe weather events, diminishing biodiversity, impacts to growing seasons or crop yields and changing weather factors such as temperature, precipitation, wind and water levels, and affect freshwater availability. These risks may also result in operational or supply chain disruptions.

Transition risks relate to the risk inherent in changing strategies, policies or investments as society and industry work to reduce the reliance on carbon and its impact on the climate. Impacts from transition risks include, among other things, policy constraints on emissions, carbon pricing mechanisms, water restrictions, land use restrictions or incentives, changing consumer preferences and market demand and supply shifts.

We are also subject to reputational risks associated with climate change, including our stakeholders’ perception of the agriculture industry and our role in the transition to a lower-carbon economy. These and other factors resulting from climate change could adversely impact our operations, financial results or liquidity.

Risk management approach

Our capital allocation framework and preventive maintenance programs help support the long-term reliability and efficiency of our assets. Additionally, our geographically diversified network of facilities and operations helps to minimize the overall impact of physical risk from climate change on our Company.

For more information refer to our 2024 Sustainability Report on our website at nutrien.com.

44 |	Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Key enterprise risks

8	Safety, health and environment

Description

Our operations are subject to safety, health and environmental risks inherent in mining, manufacturing and the transportation, storage and distribution of our products. These inherent risks could result in injuries or fatalities, or impact air quality, biodiversity, water resources or related ecosystems near our operations, which could, in turn, negatively impact our operations, financial performance or reputation.

Risk management approach

Our safety strategy and governance processes are designed to follow regulatory, industry and internal standards of safety, health and environmental. We have structured incident prevention and response systems in place and conduct regular security vulnerability assessments. We have crisis communication protocols and emergency response programs across our business and maintain environmental monitoring and control systems, including third-party reviews of key containment structures.

For more information refer to our 2024 Sustainability Report on our website at nutrien.com.

9	Talent and organization culture

Description

Our ability to attract and retain qualified top talent, including skillsets in high demand or in certain regions, and provide the necessary organizational structure, programs and culture to engage and develop our employees, is crucial to our growth and achieving our business results. Failure to do so could impact our operations, financial results or our ability to achieve our growth objectives.

Risk management approach

Our Talent Attraction and Sourcing Team focuses on building a diverse and talented workforce. We are committed to the career development of our employees and building a culture grounded in our organizational purpose and the values of safety, inclusion, integrity and results. Our talent succession process focuses on identifying and managing critical roles and the proactive build-up of internal and external bench strength. Our incentive programs are competitive, performance-based and they support our purpose-driven culture.

10	Capital redeployment

Description

We may not be able to deploy capital to efficiently achieve sustained growth, effectively execute on opportunities or meet stakeholder expectations – whether due to market conditions, lack of investment options or otherwise, or deploying capital in a manner inconsistent with our strategic priorities – could impact our returns, operations, reputation, access to or cost of capital, or result in potential asset impairments.

Risk management approach

We continue to concentrate on creating long-term value through a disciplined and intentional approach to capital allocation. We prioritize sustaining safe and reliable operations, maintaining a healthy balance sheet, strategically investing in our business and providing meaningful returns to our shareholders.

See page 31 of this report for more information on our capital allocation and key actions.

Nutrien Annual Report 2024	| 45

Overview	MD&A	Five-year highlights	Financial statements and notes
Profile and results

46 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Profile and results

PROFILE AND RESULTS

Nutrien has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. The downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services, including financing, directly to farmers through a network of Retail locations in North America, South America and Australia. The upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

•

Adjusted EBITDA is the primary profit measure used to evaluate the segments’ performance as it excludes the impact of non-cash impairments and impairment reversals and other costs that are centrally managed by our corporate function. Refer to Note 3 to the consolidated financial statements for details.

•	Net sales (sales less freight, transportation and distribution expenses) is the primary measure used in planning and forecasting in the Potash, Nitrogen and Phosphate operating segments.

Nutrien Annual Report 2024 | 47

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

2024 NUTRIEN AG SOLUTIONS (“RETAIL”) OPERATING SEGMENT AND RESULTS

Retail – #1 Global ag retailer

Our global Retail network of over 1,900 locations in seven countries provides farmers with a comprehensive portfolio of value-added agronomic products and services that includes crop nutrients, crop protection products, seed and application services. The size and scale of our network provides reach and flexibility to reliably serve our customers throughout the growing season. We are focused on building leading digital capabilities that support data-driven insights to more efficiently serve our farmer customers and offer competitive credit products that meet their crop input financing needs.

We produce an innovative portfolio of approximately 2,000 proprietary crop nutrient, crop protection and seed products. These proprietary products generate a higher margin for Nutrien and enhance crop production efficiency and profitability for the farmer. We are a leading provider of plant nutritional products, including biostimulants, which aim to increase crop yields through enhanced nutrient efficiency and improved plant and soil health outcomes.

Over 4,500 crop consultants support our customers in crop planning, seed selection, soil sampling, variable rate fertilizer application and crop monitoring. Our agronomic tools and expertise combined with our broad portfolio of value-added products aim to support the agricultural productivity of our customers.

Our Retail business generated adjusted EBITDA of $1.7 billion in 2024, higher than the prior year, supported by improved product margins in all geographies and lower expenses. Lower crop nutrients selling prices and volumes were more than offset by higher per-tonne margins in North America, including growth in our proprietary crop nutritional and biostimulant product lines. Crop protection product gross margin increased, supported by proprietary products, strong operational execution and the selling through of lower cost inventory in South America compared to 2023. Seed gross margin increased as improved margins in North America more than offset the impact of dry weather and competitive market pressures in Brazil.

($ millions, except as otherwise noted)	2024	2023	% Change
Sales	17,832	19,542	(9)
Cost of goods sold	13,211	15,112	(13)
Gross margin	4,621	4,430	4
Adjusted EBITDA [1]	1,696	1,459	16

1	See Note 3 to the consolidated financial statements.

	Sales		Gross margin

($ millions)	2024	2023	2024	2023
Crop nutrients	7,211	8,379	1,444	1,378
Crop protection products	6,313	6,750	1,622	1,553
Seed	2,235	2,295	431	427
Services and other	918	927	716	710
Merchandise	897	1,001	150	172
Nutrien Financial	361	322	361	322
Nutrien Financial elimination [1]	(103)	(132)	(103)	(132)
Total	17,832	19,542	4,621	4,430

1	Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

Supplemental data

	Gross margin		% of product line [1]

($ millions, except as otherwise noted)	2024	2023	2024	2023
Proprietary products
Crop nutrients	421	391	29	28
Crop protection products	470	461	29	30
Seed	154	168	36	39
Merchandise	15	11	10	6
Total	1,060	1,031	23	23

1	Represents percentage of proprietary product margins over total product line gross margin.

48 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

	Sales volumes (tonnes - thousands)		Gross margin / tonne (dollars)

	2024	2023	2024	2023
Crop nutrients
North America	8,547	8,985	142	127
International	3,715	3,647	62	65
Total	12,262	12,632	118	109

2024 versus 2023
Crop nutrients	Sales decreased in 2024 due to lower selling prices and sales volumes. Gross margin increased due to higher per-tonne margins in North America, including growth in our proprietary crop nutritional and biostimulant product lines.
Crop protection products	Sales were lower in 2024 mainly due to lower selling prices. Gross margin improvements in 2024 were supported by proprietary products, strong operational execution and the selling through of lower cost inventory in South America compared to 2023.
Seed	Sales decreased in 2024 mainly due to the impact of competitive pricing pressure in South America. Gross margin increased in 2024 as improved margins in North America more than offset the impact of dry weather and competitive market pressures in Brazil.
Merchandise	Sales and gross margin decreased in 2024 due to reductions in Australia primarily related to weather-related impacts on water equipment sales and animal health products.
Nutrien Financial	Sales and gross margin increased in 2024 due to higher financing rates offered.
Adjusted EBITDA	Adjusted EBITDA increased in 2024, supported by higher product margins in all geographies and lower expenses. We also recognized a $25 million gain on the sale of land in Argentina as we continue to simplify our business.

Nutrien Annual Report 2024 | 49

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

Selected retail measures

(percentages)	2024	2023
Financial performance measures [1]
Cash operating coverage ratio	63	68
Adjusted average working capital to sales	20	19
Adjusted average working capital to sales excluding Nutrien Financial	–	1
Nutrien Financial adjusted net interest margin	5.3	5.2

1	These are non-GAAP financial measures. See the “Non-GAAP financial measures” section.

Nutrien Financial

We offer flexible financing solutions to our customers in support of Nutrien’s agricultural product and service sales. Qualifying Retail customers in the US and Australia are offered extended payment terms, typically up to one year, to facilitate the alignment of farmer crop cycles with cash flows. Nutrien Financial revenues are primarily earned through interest from farmers.

We hold a significant portion of receivables from customers that have historically experienced a low-default rate. We manage our credit portfolio based on a combination of review of customer credit metrics, past experience with the customer and exposure to any single customer. Nutrien Financial, which is our wholly owned finance captive, monitors and services the portfolio of our high-quality receivables from customers that have the lowest risk of default among Retail’s receivables from customers. We monitor the results of this portfolio of receivables separately because we calculate the cost of capital attributable to the high-quality receivables from customers differently from our other receivables. Specifically, we assume a debt-to-equity ratio of 7:1 in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Nutrien Financial relies on corporate capital for funding. For 2024, we estimated the deemed interest expense using an average borrowing rate of 5.6 percent (2023 — 4.1 percent) applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial. The balance of our Retail receivables (outside of Nutrien Financial) is subject to marginally higher credit risk.

	As at December 31

($ millions)	Current	<31 Days past due	31–90 Days past due	>90 Days past due	Gross receivables	Allowance [1]	2024 Net receivables	2023 Net receivables
North America	1,671	289	112	156	2,228	(50)	2,178	2,206
International	575	51	19	64	709	(10)	699	687
Nutrien Financial receivables	2,246	340	131	220	2,937	(60)	2,877	2,893

1	Bad debt expense on the above receivables for 2024 was $55 million (2023 – $35 million) in the Retail segment.

50 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

2024 POTASH OPERATING SEGMENT AND RESULTS

Potash – #1 Global potash producer

We operate six low-cost potash mines in Saskatchewan, which have access to the best potash geology in the world and are located in a stable geopolitical environment, minimizing supply risk for our customers. We produce multiple grades of potash and our flexible network provides the ability to efficiently adjust operating capability in response to changing market conditions.

Our extensive North American transportation and distribution network includes approximately 5,800 owned or leased railcars serviced by multiple railway providers.

Through Canpotex – our joint venture potash export, sales and marketing company – we have access to four North American marine terminals and other facilities as needed to export potash to customers in approximately 40 countries around the world.

Our engagement practices help in building relationships and supporting our communities, including the procurement of materials and supplies from over 35 Indigenous owned and operated businesses.

Our Potash business delivered adjusted EBITDA of $1.8 billion as lower net selling prices were partially offset by higher sales volumes. Sales volumes were the highest on record, supported by low channel inventories and strong potash affordability in North America and key offshore markets. Higher potash production supported by the continued advancement of mine automation contributed to our lower controllable cash cost of product manufactured for the year.

($ millions, except as otherwise noted)	2024	2023	% Change
Net sales	2,989	3,759	(20)
Cost of goods sold	1,448	1,396	4
Gross margin	1,541	2,363	(35)
Adjusted EBITDA [1]	1,848	2,404	(23)
1 See Note 3 to the consolidated financial statements.
Manufactured product

($ per tonne, except as otherwise noted)		2024	2023
Sales volumes (tonnes – thousands)
North America		4,672	4,843
Offshore		9,214	8,373
Total sales volumes		13,886	13,216
Net selling price
North America		285	348
Offshore		180	248
Average net selling price		215	284
Cost of goods sold		104	105
Gross margin		111	179
Depreciation and amortization		44	35
Gross margin excluding depreciation and amortization [1]		155	214
1 This is a non-GAAP financial measure. See the “Non-GAAP financial measures” section.

Nutrien Annual Report 2024 | 51

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

Supplemental data

	2024	2023
Potash controllable cash cost of product manufactured per tonne [1]	54	58
Canpotex sales by market (percentage of sales volumes)
Latin America	40	47
Other Asian markets [2]	28	28
China	13	9
India	7	5
Other markets	12	11
Total	100	100
1 This is a non-GAAP financial measure. See the “Non-GAAP financial measures” section. 2 All Asian markets except China and India.

2024 versus 2023
Sales volumes	Sales volumes in 2024 were the highest on record, supported by low channel inventories and strong potash affordability in North America and key offshore markets.
Net selling price per tonne	Net selling price per tonne decreased in 2024 primarily due to a decline in benchmark prices.
Cost of goods sold per tonne	Cost of goods sold per tonne decreased in 2024 primarily due to higher production volumes and lower royalties, partially offset by higher depreciation.
Adjusted EBITDA	Adjusted EBITDA decreased in 2024 mainly due to lower net selling prices, partially offset by record sales volumes. Higher potash production, supported by the continued advancement of mine automation, contributed to our lower controllable cash cost of product manufactured for the full year of 2024.

Potash production

		Operational capability [2]		Production

(million tonnes KCl)	Nameplate capacity [1]	2025	2024	2024	2023
Rocanville	6.5	5.0	5.1	5.02	4.97
Allan	4.0	2.7	2.4	2.40	2.39
Lanigan	3.8	3.2	3.0	3.40	2.89
Vanscoy	3.0	1.1	1.1	1.03	1.05
Cory	3.0	2.1	2.1	2.11	1.50
Patience Lake	0.3	0.3	0.3	0.25	0.20
Total	20.6	14.4	14.0	14.21	13.00

1

Represents estimates of capacity as at December 31, 2024. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

2

Estimated annual achievable production based on expected staffing and operational readiness (estimated at the beginning of the year, and may vary during the year, and year to year, including between our facilities). Estimate does not include inventory-related shutdowns and unplanned downtime.

52 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

2024 NITROGEN OPERATING SEGMENT AND RESULTS

Nitrogen – #3 Global nitrogen producer

We produce nitrogen at nine strategically located production facilities throughout Canada, the US and Trinidad and operate four regional product upgrade sites in North America. Our North American operations, which account for approximately 85 percent of our Nitrogen sales volumes, have access to some of the lowest cost natural gas in the world and are well positioned to serve agriculture and industrial markets. Our Trinidad operations support sales to approximately 30 countries and have natural gas supply contracts indexed to ammonia prices.

We produce a diverse portfolio of nitrogen products, including ESN®, which aims to improve nitrogen-use efficiency, and have flexibility to optimize product mix in changing market conditions. Our transportation and distribution network leverages truck, rail, pipeline, barge and marine vessel modes, including direct access to tidewater in both the US and Trinidad.

We leverage carbon capture, utilization and storage technology at two of our facilities. In 2024, we received verification of the carbon intensity of ammonia production at our Redwater facility under The Fertilizer Institute’s Verified Ammonia Carbon Intensity Program. We have captured and sold at least 1 million tonnes of CO2 annually for the last five years, of which approximately 450K tonnes of CO2 were permanently sequestered via enhanced oil recovery from our operations in 2024.

Our Nitrogen business generated adjusted EBITDA of $1.9 billion, relatively flat compared to the prior year as lower net selling prices offset higher sales volumes and lower natural gas costs. Sales volumes increased due to higher production at our operations in Trinidad and reliability improvements across our network in North America increasing the availability of upgraded products. Cost of goods sold per tonne decreased primarily due to lower natural gas costs in North America and the impact of higher production volumes.

($ millions, except as otherwise noted)	2024	2023	% Change
Net sales	3,745	4,207	(11)
Cost of goods sold	2,535	2,828	(10)
Gross margin	1,210	1,379	(12)
Adjusted EBITDA [1]	1,884	1,930	(2)
1 See Note 3 to the consolidated financial statements.
Manufactured product

($ per tonne, except as otherwise noted)		2024	2023
Sales volumes (tonnes – thousands)
Ammonia		2,483	2,436
Urea and ESN®		3,188	3,125
Solutions, nitrates and sulfates		5,023	4,862
Total sales volumes		10,694	10,423
Net selling price
Ammonia		410	469
Urea and ESN®		421	480
Solutions, nitrates and sulfates		221	244
Average net selling price		324	367
Cost of goods sold		213	233
Gross margin		111	134
Depreciation and amortization		55	55
Gross margin excluding depreciation and amortization [1]		166	189
1 This is a non-GAAP financial measure. See the “Non-GAAP financial measures” section.

Nutrien Annual Report 2024 | 53

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

Supplemental data

	2024	2023
Ammonia controllable cash cost of product manufactured per tonne [1]	61	60
Sales volumes (tonnes – thousands)
Fertilizer	6,259	6,067
Industrial and feed	4,435	4,356
Natural gas costs ($ per MMBtu)
Overall natural gas cost excluding realized derivative impact	3.15	3.51
Realized derivative impact	0.09	(0.02)
Overall natural gas cost	3.24	3.49
1 This is a non-GAAP financial measure. See the “Non-GAAP financial measures” section.

2024 versus 2023
Sales volumes	Sales volumes increased in 2024 due to higher production at our operations in Trinidad and reliability improvements across our network in North America increasing the availability of upgraded products.
Net selling price per tonne	Net selling price per tonne was lower in 2024 for all major nitrogen products due to weaker benchmark prices.
Cost of goods sold per tonne	Cost of goods sold per tonne decreased in 2024 primarily due to lower natural gas costs in North America and the impact of higher production volumes.
Adjusted EBITDA	Adjusted EBITDA for 2024 was relatively flat as lower net selling prices offset higher sales volumes and lower natural gas costs. Our total ammonia production increased in 2024 supported by less maintenance downtime and improved natural gas utilization and reliability at our operations in Trinidad.

Nitrogen production

	Ammonia [1]				Urea [2]
(million tonnes, except as otherwise noted)	Annual capacity	[3]	Production		Annual capacity	[3]	Production
			2024	2023			2024	2023
Trinidad [4]	2.2		1.27	1.11	0.7		0.47	0.32
Redwater	1.0		0.86	0.89	0.7		0.70	0.76
Augusta	0.8		0.68	0.74	0.6		0.52	0.56
Lima	0.7		0.59	0.68	0.5		0.46	0.51
Geismar	0.6		0.58	0.43	0.4		0.38	0.30
Carseland	0.5		0.46	0.53	0.7		0.65	0.75
Fort Saskatchewan	0.5		0.44	0.39	0.4		0.40	0.35
Borger	0.5		0.35	0.24	0.6		0.42	0.31
Joffre	0.5		0.38	0.34	–		–	–
Total	7.3		5.61	5.35	4.6		4.00	3.86
Adjusted total [5]			3.96	3.90
Ammonia operating rate [5] (%)			88	88

1	All figures are shown on a gross production basis.
2	Reflects capacity and production of urea liquor prior to final product upgrade. Urea liquor is used in the production of solid urea, UAN and DEF.
3	Annual capacity estimates include allowances for normal operating plant conditions.
4	In 2023, Trinidad production was restricted due to natural gas curtailments.
5	Excludes Trinidad and Joffre.

54 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

2024 PHOSPHATE OPERATING SEGMENT AND RESULTS

Phosphate – #2 North American phosphate producer

Nutrien has two large integrated phosphate production facilities and four regional product upgrade sites in the US. Our high-quality phosphate rock enables production of a diverse mix of phosphate products, including solid and liquid fertilizers, feed and industrial acids. We are the largest producer of purified phosphoric acid in North America and sell the majority of our product in this market, benefiting from our extensive distribution network and customer relationships.

Our Phosphate business generated adjusted EBITDA of $384 million, lower than the prior year due to weaker industrial and feed net selling prices and the impact of lower production, partially offset by lower sulfur and ammonia input costs. Sales volumes were lower primarily due to weather-related events and plant outages that impacted production volumes. Lower production volumes and higher water treatment costs related to weather-related events increased our cost of goods sold per tonne, which was partially offset by lower sulfur and ammonia input costs.

($ millions, except as otherwise noted)	2024	2023	% Change
Net sales	1,657	1,993	(17)
Cost of goods sold	1,510	1,760	(14)
Gross margin	147	233	(37)
Adjusted EBITDA [1]	384	470	(18)

1	See Note 3 to the consolidated financial statements.

Manufactured product

($ per tonne, except as otherwise noted)	2024	2023
Sales volumes (tonnes — thousands)
Fertilizer	1,751	1,912
Industrial and feed	683	639
Total sales volumes	2,434	2,551
Net selling price
Fertilizer	612	568
Industrial and feed	822	1,010
Average net selling price	671	678
Cost of goods sold	603	583
Gross margin	68	95
Depreciation and amortization	119	115
Gross margin excluding depreciation and amortization [1]	187	210

1	This is a non-GAAP financial measure. See the “Non-GAAP financial measures” section.

2024 versus 2023
Sales volumes	Sales volumes decreased in 2024 primarily due to weather-related events and plant outages that impacted production volumes.
Net selling price	Net selling price per tonne decreased in 2024 due to lower industrial and feed net selling prices which reflect the typical lag in price realizations relative to benchmark prices.
Cost of goods sold per tonne	Cost of goods sold per tonne increased in 2024 due to lower production volumes and higher water treatment costs related to weather-related events, partially offset by lower sulfur and ammonia input costs.
Adjusted EBITDA	Adjusted EBITDA decreased in 2024 due to weaker industrial and feed net selling prices and the impact of lower production, partially offset by lower sulfur and ammonia input costs.

Nutrien Annual Report 2024 | 55

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

Phosphate production

	Phosphate rock			Phosphoric acid (P2O5)			Liquid products				Solid fertilizer products
(million tonnes, except as otherwise noted)	Annual capacity	Production		Annual capacity	Production		Annual capacity		Production		Annual capacity	Production
		2024	2023		2024	2023			2024	2023		2024	2023
Aurora	5.4	3.99	4.24	1.2	0.97	1.00	2.7	[1]	2.05	2.13	0.9	0.76	0.77
White Springs	2.0	1.19	1.27	0.5	0.36	0.40	0.7	[2]	0.29	0.33	0.8	0.31	0.33
Total	7.4	5.18	5.51	1.7	1.33	1.40	3.4		2.34	2.46	1.7	1.07	1.10
P2O5 operating rate (%)					78	83

1

A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer. Capacity is composed of 2.0 million tonnes MGA and 0.7 million tonnes SPA.

2

Represents annual SPA capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer.

In addition to the production above, annual capacity (in millions of tonnes) for phosphate feed and purified acid was 0.7 and 0.3 million tonnes, respectively. Production in 2024 was 0.31 and 0.17 million tonnes, respectively, and 2023 production was 0.30 and 0.16 million tonnes, respectively.

56 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

2024 CORPORATE AND OTHERS AND ELIMINATIONS

“Corporate and Others” is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating segments. It also includes gross margin related to our non-core business. Intersegment sales, costs of goods sold and expenses are removed from the consolidated results in Eliminations. Intersegment activities include sale of product between our segments, primarily from Potash, Nitrogen and Phosphate to our Retail segment.

($ millions, except as otherwise noted)	2024	2023	% Change
Corporate and Others
Gross margin [1]	13	–	n/m
Adjusted EBITDA [1]	(456)	(267)	71
Eliminations
Gross margin	(2)	69	n/m
Adjusted EBITDA [1]	(1)	62	n/m

1	See Note 3 to the consolidated financial statements.

2024 versus 2023
Corporate and Others	Adjusted EBITDA decreased in 2024 due to an $80 million gain in 2023 from our other post-retirement benefit plan amendments.
Eliminations	Eliminations of gross margin in 2024 resulted from higher intersegment inventory held by our Retail segment compared to a recovery of gross margin in 2023 which reflected the sell-through of higher cost inventory.

FINANCE COSTS, INCOME TAXES AND OTHER COMPREHENSIVE (LOSS) INCOME

($ millions, except as otherwise noted)	2024	2023	% Change
Finance costs	720	793	(9)
Income tax expense	436	670	(35)
Other comprehensive (loss) income	(234)	81	n/m

	2024 versus 2023

Finance costs	Finance costs were lower in 2024 primarily due to lower average short-term debt balance from lower working capital requirements, partially offset by the increase in average long-term debt balance throughout 2024.

	Weighted average debt balances and rates

	($ millions, except as otherwise noted)	2024	2023
	Short-term debt balance [1]	3,328	3,988
	Short-term debt rate (%) [1]	6.1	6.1
	Long-term debt balance	9,629	9,112
	Long-term debt rate (%)	5.0	5.0
	Lease obligations balance	1,375	1,200
	Lease obligations rate (%)	4.6	4.0
	1 North American weighted average short-term debt balances were $2,679 million (2023 – $3,306 million) and rates were 5.5 percent (2023 –5.6 percent).
Income tax expense	Income tax expense decreased in 2024 due to lower earnings and lower discrete tax adjustments. The discrete tax adjustments in 2023 were related to a change in recognition of deferred tax assets in South America as they no longer met the asset recognition criteria, the impact of changes in our tax declarations in Switzerland (“Swiss Tax Reform”), and Canadian audit assessments. Refer to Note 10 to the consolidated financial statements for additional information.

	Effective tax rates and discrete items

	($ millions, except as otherwise noted)	2024	2023
	Actual effective tax rate on earnings (%)	40	33
	Actual effective tax rate including discrete items (%)	38	34
	Discrete tax adjustments that impacted the rate	(13)	28
Other comprehensive (loss) income	Other comprehensive loss in 2024 was mainly due to the depreciation of the Australian, Brazilian and Canadian currencies, relative to the US dollar, compared to a gain in 2023.

Nutrien Annual Report 2024 | 57

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

2025 GUIDANCE

	2025 Guidance ranges [1,2] as of February 19, 2025

(billions of US dollars, except as otherwise noted)	Low	High	2024 Actual
Retail adjusted EBITDA	1.65	1.85	1.7
Potash sales volumes (million tonnes) [3]	13.6	14.4	13.9
Nitrogen sales volumes (million tonnes) [3]	10.7	11.2	10.7
Phosphate sales volumes (million tonnes) [3]	2.35	2.55	2.4
Depreciation and amortization	2.35	2.45	2.3
Finance costs	0.65	0.75	0.7
Effective tax rate on adjusted net earnings (%) [4]	22.0	25.0	24.1
Capital expenditures [5]	2.0	2.1	2.2

1	Guidance provided in our news release dated February 19, 2025.
2	See the “Forward-Looking Statements” section.
3	Manufactured product only.
4	This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.
5	Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures. See the “Other Financial Measures” section.

2025 SENSITIVITIES

Effect on [1]

($ millions, except EPS amounts)	Adjusted EBITDA	Adjusted EPS	[4]
$25 per tonne change in potash net selling prices	± 280	± 0.45
$25 per tonne change in ammonia net selling prices [2]	± 35	± 0.05
$25 per tonne change in urea and ESN® net selling prices	± 85	± 0.15
$25 per tonne change in solutions, nitrates and sulfates net selling prices	± 130	± 0.20
$1 per MMBtu change in NYMEX natural gas price [3]	± 190	± 0.30

1	See the “Forward-Looking Statements” section.
2	Includes related impact on natural gas costs in Trinidad, which is linked to benchmark ammonia pricing.
3	Nitrogen related impact.
4	Assumes 486 million shares outstanding for all earnings per share (“EPS”) sensitivities.

58 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

ANNUAL FINANCIAL INFORMATION

($ millions, except as otherwise noted)	2024	2023	2022
Sales	25,972	29,056	37,884
Net earnings	700	1,282	7,687
Basic net earnings per share (dollars)	1.36	2.53	14.22
Diluted net earnings per share (dollars)	1.36	2.53	14.18
Total assets	51,840	52,749	54,586
Total non-current financial liabilities	9,880	9,912	8,939
Dividends declared per share (dollars)	2.16	2.12	1.92

	2024 versus 2023	2023 versus 2022

Sales	Sales decreased primarily due to lower fertilizer net selling prices, partially offset by record Potash sales volumes.	Sales decreased primarily due to lower net selling prices compared to the historically strong prices in 2022, partially offset by higher sales volumes for Retail crop nutrients, Potash and Nitrogen.

Net earnings and earnings per share

Net earnings and earnings per share decreased primarily due to lower sales (see above), partially offset by lower operational expenses due to lower input costs such as cost to purchase inventories, natural gas, royalties and provincial mining taxes.

Net earnings in 2024 were also impacted by a previously disclosed $220 million loss on foreign currency derivatives in Brazil (see the “Controls and Procedures” section of this MD&A and Note 5 to the consolidated financial statements). Our impairment of assets were lower in 2024. We recorded $530 million non-cash impairments of our Retail – Brazil and Nitrogen Geismar Clean Ammonia project assets in 2024 compared to non-cash impairment of $774 million of Retail, Phosphate and Nitrogen assets recorded in 2023. Refer to Note 14 to the consolidated financial statements for additional information.

Net earnings and earnings per share decreased primarily due to lower net selling prices across our nutrient segments due to a decline in benchmark prices. This was partially offset by lower costs and expenses, which are based on selling or benchmark prices, such as royalties, provincial mining taxes, natural gas and cost to purchase inventories.

In 2023, we recorded $774 million non-cash impairments of our Retail – South America assets, Phosphate White Springs and Nitrogen Trinidad assets compared to non-cash impairment reversals of $780 million of Phosphate assets recorded in 2022.

Assets and non-current financial liabilities

Total assets decreased in 2024 compared to 2023 primarily due to the non-cash impairments discussed above as well as from lower working capital assets from reduced net selling prices and lower cost of inventories.

Non-current financial liabilities increased due to the higher long-term debt balance from the issuance of new senior notes, partially offset by the repayment of senior notes upon maturity in 2024.

Total assets decreased approximately 3 percent from 2022 primarily due to lower receivables and inventories as we collected and sold through our higher-valued receivables and inventories from historically strong prices in 2022 and $774 million of non-cash impairments (as described above). This is partially offset by higher capital spending on property, plant and equipment.

Non-current financial liabilities increased due to the higher long-term debt balance from the issuance of new senior notes, partially offset by the repayment of senior notes upon maturity in 2023.

Dividends declared per share	Dividends declared per share increased as we declared a higher quarterly dividend per share of $0.54 in 2024 compared to $0.53 in 2023.	Dividends declared per share increased as we declared a higher quarterly dividend per share of $0.53 in 2023 compared to $0.48 in 2022.

Nutrien Annual Report 2024 | 59

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

FINANCIAL CONDITION REVIEW

	As at

($ millions, except as otherwise noted)	December 31, 2024	December 31, 2023	$ Change	% Change
Assets
Cash and cash equivalents	853	941	(88)	(9)
Receivables	5,390	5,398	(8)	–
Inventories	6,148	6,336	(188)	(3)
Property, plant and equipment	22,604	22,461	143	1
Intangible assets	1,819	2,217	(398)	(18)
Liabilities and Shareholders’ Equity
Short-term debt	1,534	1,815	(281)	(15)
Payables and accrued charges	9,118	9,467	(349)	(4)
Long-term debt, including current portion	9,918	9,425	493	5
Share capital	13,748	13,838	(90)	(1)
Retained earnings	11,106	11,531	(425)	(4)

Assets	Liabilities

Explanations for changes in Cash and cash equivalents are in the “Liquidity and Capital Resources – Sources and Uses of Cash” section.

Receivables remained flat compared to 2023. We had higher receivables due to lower crop margins and weather challenges contributing to longer collection periods. This was offset by lower net selling prices across all our operating segments. In addition, the weaker foreign exchange rates against the US dollar, primarily from Canada, Australia and Brazil, resulted in the lower receivables.

Inventories decreased across most of our operating segments due to lower cost to purchase inventories for resale and lower input costs, such as natural gas and sulfur. We also closely managed our inventory levels to improve working capital.

Property, plant and equipment increased due to capital expenditures incurred partially offset by non-cash impairments related to our Retail – Brazil assets and Nitrogen Geismar Clean Ammonia project in 2024.

Intangible assets decreased due to an impairment of our Retail – Brazil assets in 2024.

Short-term debt decreased due to lower drawdowns on our commercial paper program based on our working capital requirements.

Payables and accrued charges decreased due to lower operational and capital expenditures and lower foreign exchange rates in Canada, Australia and Brazil against the US dollar. Cost to purchase inventories for resale, natural gas and sulfur costs, and expenses tied to selling prices, such as royalties decreased.

Long-term debt, including the current portion, increased due to the issuance of $1,000 million of senior notes in 2024, which exceeded the repayment of $500 million in senior notes upon maturity in the same period.

Shareholders’ equity

Share capital decreased primarily from shares repurchased under our normal course issuer bid program.

Retained earnings decreased as dividends declared and share repurchases exceeded net earnings in 2024.

We do not hold material cash and cash equivalents in currencies other than the US dollar and Canadian dollar. As at December 31, 2024, we held the equivalent of approximately $347 million US dollars in other jurisdictions outside the US and Canada. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resource needs in North America.

60 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner. Our primary sources of liquidity in 2024 and our expected ongoing primary uses of liquidity are listed below:

Primary uses of liquidity	Primary sources of liquidity

–   seasonal working capital requirements

–   operational expenses

–   capital expenditures to sustain our assets to support safe and reliable operations

–   high-value growth opportunities

–   shareholder returns through dividends and/or share repurchases

–   principal payments of debt securities

– cash from operations (including customer prepayments) – commercial paper issuances – increase of credit facility limits and drawdowns – debt capital markets – supplier financing arrangements

We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. We do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

Cash requirements

The following aggregated information about our contractual obligations and other commitments summarizes our liquidity and capital resource requirements as at December 31, 2024. Commitments reflect the estimated cash outflows for these obligations.

	Consolidated financial statements note reference	Payments due by period
($ millions)		Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
Long-term debt	19, 24	9,725	1,037	1,033	1,500	6,155
Estimated interest payments on long-term debt	24	6,032	471	830	693	4,038
Asset retirement obligations and accrued environmental costs	22	4,053	178	246	184	3,445
Lease liabilities	20, 24	1,355	356	437	197	365
Estimated interest payments on lease liabilities	24	239	50	66	40	83
Purchase commitments	24	1,335	1,039	75	43	178
Capital commitments	24	99	77	22	–	–
Other commitments	24	613	189	222	80	122
Derivatives	5	33	33	–	–	–
Total		23,484	3,430	2,931	2,737	14,386

The information presented in the table above does not include planned but not legally committed capital expenditures, business acquisitions or shareholder returns, including share repurchases and dividends. In addition to the commitments included above, we have other obligations for goods and services as part of our normal operations, which may terminate on short notice, including purchase commitments for crop input products.

For information on income taxes and pension and other post-retirement benefits funding, refer to Note 10 and Note 21, respectively, to the consolidated financial statements. Future cash requirements are subject to changes in regulations, actuarial assumptions and our expected operating results.

On February 19, 2025, our Board approved a share repurchase program of up to a maximum of 24,462,941 common shares, representing 5 percent of Nutrien’s outstanding common shares. The 2025 normal course issuer bid, which is subject to acceptance by the Toronto Stock Exchange, will commence on March 3, 2025. The share repurchase program will expire on the earlier of March 2, 2026, the date on which we have acquired the maximum number of common shares allowable or the date we determine not to make any further repurchases.

On February 19, 2025, our Board of Directors declared and increased our quarterly dividend to $0.545 per share payable on April 10, 2025, to shareholders of record on March 31, 2025. The total estimated dividend to be paid is $265 million.

Nutrien Annual Report 2024 | 61

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

Sources and uses of cash

Cash provided by operating activities

Cash provided by operating activities

($ millions)

6,000
4,000
2,000
0
5,066
3,535
2023
2024

–   Lower cash provided by operating activities from lower net realized selling prices across all segments, which resulted in lower cash collections. This was partially offset by lower cash paid for income taxes and cash paid to our suppliers primarily due to lower cost to purchase inventory for resale and other costs such as royalties, natural gas and sulfur costs.

Cash used in investing activities	– Lower cash used in investing activities due to lower turnaround activities and investing capital expenditures consistent with our capital allocation priorities in 2024.

Cash used in investing activities

($ millions)

0
(1,000)
(2,000)
(3,000)
(4,000)
(2,958)
(2,133)
2023
2024

Cash used in financing activities	– Lower cash used in financing activities due to decreased share repurchases in 2024. We also issued $1.0 billion senior notes in 2024 compared to $1.5 billion in 2023.

Cash used in financing activities

($ millions)

0
(1,000)
(2,000)
(3,000)
(2,061)
(1,453)
2023
2024

62 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

CAPITAL STRUCTURE AND MANAGEMENT

We manage our capital structure with a focus on maintaining a strong balance sheet, enabling a strong investment-grade credit rating.

Principal debt instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We continually evaluate various financing arrangements and may seek to engage in transactions from time to time when market and other conditions are favorable.

Capital structure (debt and equity)

($ millions)	December 31, 2024	December 31, 2023
Short-term debt	1,534	1,815
Current portion of long-term debt	1,037	512
Current portion of lease liabilities	356	327
Long-term debt	8,881	8,913
Lease liabilities	999	999
Shareholders’ equity	24,442	25,201

Senior notes and debentures

As at December 31, 2024, our long-term debt consisted primarily of senior notes and debentures with the following maturities and interest rates:

($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes repaid in 2024	5.9	November 7, 2024	500
Senior notes issued in 2024	5.2	June 21, 2027	400
Senior notes issued in 2024	5.4	June 21, 2034	600
			1,000

The senior notes issued in 2024 are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

Nutrien Annual Report 2024 | 63

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

Credit facilities and other debt

We have several available credit facilities in the jurisdictions where we operate. We have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities. As at December 31, 2024, we had a $961 million outstanding balance in commercial paper.

As at December 31, 2024, $243 million in letters of credit were outstanding and committed, with $219 million of remaining credit available under our dedicated letter of credit facilities.

Lease obligations

We also had lease obligations totaling $1,355 million (including current portion) with a weighted average effective interest rate of 4.8 percent as at December 31, 2024.

Debt covenants

Our credit facilities have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facilities. We were in compliance with all such covenants as at December 31, 2024.

The table below summarizes the limit and result of our key financial covenant:

As at December 31	Limit	2024
Debt to capital ratio [1]	0.65 : 1.00	0.35 : 1.00

1	Refer to Note 4 to the consolidated financial statements for the detailed calculation.

Credit ratings

Our ability to access reasonably priced debt in the capital markets depends, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt could increase the interest rates applicable to borrowings under our credit facilities.

Commercial paper markets are normally a source of same-day cash for us. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-term debt rating (outlook)				Short-term debt rating

As at December 31	2024		2023		2024	2023
Moody’s	Baa2 (stable	)	Baa2 (stable	)	P-2	P-2
S&P	BBB (stable	)	BBB (stable	)	A-2	A-2

A credit rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Moody’s stable outlook on Nutrien’s credit rating means that there is a low likelihood of a rating change over the medium term. S&P’s stable outlook on Nutrien’s credit rating means that the rating is not likely to change (generally up to two years).

Outstanding share data

As at February 18, 2025
Common shares	489,258,826
Options to purchase common shares	2,927,323

For more information on our capital structure and management, see Note 4 to the consolidated financial statements.

64 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

OTHER FINANCIAL INFORMATION

Nature of financial information and consolidated financial statements note reference	Description

Off-Balance Sheet Arrangements (Notes 5, 12, 22, 25 and 27)

Principal off-balance sheet activities primarily include:

–   Agreement to reimburse losses of Canpotex.

–   Issuance of guarantee contracts.

–   An agency arrangement with a financial institution in relation to certain customer loans.

–   Certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item, such as grain or natural gas, in accordance with expected purchase, sale or usage requirements. Other derivatives are included on our balance sheet at fair value.

We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements, except as indicated above.

Related Party Transactions (Note 26)	Our most material related party is Canpotex, which provides us with low-cost marketing and logistics for the offshore potash markets that we serve.
Financial Instruments and Other Instruments (Note 5)	Our financial instruments are subject to various risks such as credit, liquidity and market risks. As discussed in the “Governance” section, our ELT is responsible for ensuring that our principal risks, including financial risks, are being appropriately identified, assessed and addressed.

Critical accounting estimates

We prepare our consolidated financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical accounting estimates are those which are highly uncertain at the time they are made or where different estimates would be reasonably likely to have a material impact on our financial condition or results of operations. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board.

Refer to the notes to the consolidated financial statements for additional information on the following critical accounting estimates including methodology used for calculating our estimates (when applicable), key assumptions used, and factors considered in our estimates and judgments.

Consolidated financial statements note reference	Critical accounting estimate description
Notes 14 and 27

Long-lived asset impairments and reversals

We review, at each reporting period, for conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amount of our long-lived assets to be held and used. When such indicators exist, impairment testing is performed. We review, at each reporting period, for possible reversal of the impairment for non-financial assets, other than goodwill.

Notes 15 and 27

Goodwill impairment analysis

We test our operating segments that have goodwill allocated to them when events or circumstances indicate that there could be an impairment, or at least annually on October 1. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and we anticipate not meeting our forecasts. The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market information. Key assumptions in our testing models may change, and changes that could reasonably be expected to occur may cause impairment. Such change in assumptions could be driven by global supply and demand, other market factors, changes in regulations, and other future events outside our control. Refer to note 14 of the consolidated financial statements for sensitivity analysis.

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Consolidated financial statements note reference	Critical accounting estimate description
Notes 22 and 27

Asset retirement obligations (“AROs”) and accrued environmental costs (“ERLs”) – measurement

AROs and ERLs have a high degree of estimation uncertainty for future costs and estimated remediation timelines. The Potash and Phosphate segments have AROs and ERLs associated with their mining operations while the Corporate and Others segment has these liabilities associated with non-operational sites. Refer to note 22 of the consolidated financial statements for sensitivity analysis.

For the Nitrogen segment, there are no significant AROs recorded as there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives beyond the foreseeable future.

QUARTERLY RESULTS

	2024				2023

($ millions, except as otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	5,079	5,348	10,156	5,389	5,664	5,631	11,654	6,107
Net earnings	118	25	392	165	176	82	448	576
Net earnings attributable to equity holders of Nutrien	113	18	385	158	172	75	440	571
Net earnings per share attributable to equity holders of Nutrien
Basic	0.23	0.04	0.78	0.32	0.35	0.15	0.89	1.14
Diluted	0.23	0.04	0.78	0.32	0.35	0.15	0.89	1.14

Our quarterly earnings are significantly affected by the seasonality of our business, fertilizer benchmark prices, and are affected by demand-supply conditions, farmer affordability and weather. See Note 28 to the consolidated financial statements.

Other material transactions or events that impacted our quarterly results included:

Quarter	Transaction or event
2024 Q2	$530 million non-cash impairment of assets comprised of a $335 million non-cash impairment of the Retail – Brazil intangible assets and property plant and equipment due to the ongoing market instability and more moderate margin expectations, and a $195 million non-cash impairment of our Nitrogen Geismar Clean Ammonia project property, plant and equipment as we are no longer pursuing the project. Net earnings were also impacted by a $220 million loss on foreign currency derivatives in Brazil.
2023 Q2	$698 million non-cash impairment of assets comprised of a $233 million non-cash impairment of our Phosphate White Springs property, plant and equipment due to a decrease in our forecasted phosphate margins and a $465 million non-cash impairment of our Retail – South America assets primarily related to goodwill mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates which lowered our forecasted earnings.

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FOURTH QUARTER RESULTS

($ millions, except as otherwise noted) Three months ended December 31	Sales			Gross margin
	2024	2023	% Change	2024	2023	% Change
Retail
Crop nutrients	1,528	1,808	(15)	294	346	(15)
Crop protection products	948	960	(1)	351	333	5
Seed	184	202	(9)	52	36	44
Services and other	228	236	(3)	188	188	–
Merchandise	230	251	(8)	40	41	(2)
Nutrien Financial	77	70	10	77	70	10
Nutrien Financial elimination [1]	(16)	(25)	(36)	(16)	(25)	(36)
Total	3,179	3,502	(9)	986	989	–

1	Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

Manufactured product

(Dollars, except as otherwise noted) Three months ended December 31	Sales tonnes (thousands)			Average dollars per tonne
	2024	2023	% Change	2024	2023	% Change
Potash
North America	718	1,089	(34)	270	342	(21)
Offshore	2,040	2,214	(8)	168	182	(8)
Sales	2,758	3,303	(17)	194	235	(17)
Cost of goods sold				112	106	6
Gross margin				82	129	(36)
Nitrogen
Ammonia	701	651	8	448	416	8
Urea and ESN®	888	739	20	403	428	(6)
Solutions, nitrates and sulfates	1,325	1,344	(1)	213	215	(1)
Sales	2,914	2,734	7	327	321	2
Cost of goods sold				221	218	1
Gross margin				106	103	3
Phosphate
Fertilizer	435	579	(25)	615	557	10
Industrial and feed	173	174	(1)	812	860	(6)
Sales	608	753	(19)	671	627	7
Cost of goods sold				631	535	18
Gross margin				40	92	(57)

				Three months ended December 31

($ millions, except as otherwise noted)				2024	2023	% Change
Adjusted EBITDA
Retail				340	229	48
Potash				291	463	(37)
Nitrogen				471	391	20
Phosphate				86	130	(34)
Corporate and others				(160)	(117)	37
Eliminations				27	(21)	n/m
Adjusted EBITDA [1]				1,055	1,075	(2)
Net earnings				118	176	(33)

1	This is a non-GAAP financial measure. See the “Non-GAAP financial measures” section.

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Highlights of our 2024 fourth quarter compared to the 2023 fourth quarter results were as follows:

Q4 2024 versus Q4 2023
Retail

Adjusted EBITDA increased in the fourth quarter of 2024 due to lower expenses and higher crop protection and seed margins, including increased proprietary products gross margins and improved margins and selling expenses in Brazil. During the fourth quarter, we recognized a $25 million gain on the sale of land in Argentina as we continue to simplify our business.

Crop nutrients sales decreased in the fourth quarter of 2024 due to lower sales volumes, which were impacted by wet weather in North America and strategic actions related to our margin improvement plan in Brazil. Gross margin decreased in the fourth quarter as higher per-tonne margins in North America were more than offset by lower sales volumes.

Crop protection products sales were lower in the fourth quarter of 2024 mainly due to lower selling prices. Gross margin improvements for the fourth quarter of 2024 were supported by proprietary products, strong operational execution and the selling through of lower cost inventory in South America compared to the same period in 2023.

Seed sales decreased in the fourth quarter of 2024 mainly due to the impact of competitive pricing pressure in South America. Gross margin for the fourth quarter increased, supported by higher proprietary gross margin, including improved margins in South America due to strategic actions related to our margin improvement plan in Brazil.

Merchandise sales and gross margin decreased in the fourth quarter due to reductions in Australia primarily related to weather-related impacts on water equipment sales and animal health products.

Nutrien Financial sales and gross margin increased in the fourth quarter of 2024 due to higher financing rates offered.

Potash

Adjusted EBITDA decreased in the fourth quarter of 2024 due to lower net selling prices and sales volumes.

Sales volumes decreased in the fourth quarter of 2024 compared to the fourth quarter record delivered in the prior year due to a more restricted fall application window in North America and lower volumes to China and Other Asian markets.

Net selling price per tonne decreased in the fourth quarter of 2024 primarily due to a decline in benchmark prices.

Cost of goods sold per tonne increased in the fourth quarter of 2024 as higher depreciation and the impact of more planned turnaround activity more than offset lower royalties.

Nitrogen

Adjusted EBITDA increased in the fourth quarter of 2024 primarily due to higher sales volumes and ammonia net selling prices. Our total ammonia production increased in fourth quarter supported by less maintenance downtime and improved natural gas utilization and reliability at our operations in Trinidad.

Sales volumes increased in the fourth quarter due to higher urea production and strong regional demand for ammonia.

Net selling price per tonne was higher in the fourth quarter of 2024 primarily due to stronger ammonia net selling prices and a favorable geographic mix.

Cost of goods sold per tonne increased in the fourth quarter of 2024 mainly due to higher natural gas costs in Trinidad, partially offset by lower natural gas costs in North America.

Phosphate

Adjusted EBITDA was lower in the fourth quarter of 2024 as higher net selling prices were more than offset by the impact of lower production volumes and higher input costs.

Sales volumes were lower in the fourth quarter primarily due to weather-related events and plant outages that impacted production volumes.

Net selling price per tonne increased in the fourth quarter of 2024 primarily due to the strength of fertilizer benchmark prices.

Cost of goods sold per tonne increased in the fourth quarter of 2024 due to lower production volumes, higher depreciation, and higher input costs, including sulfur.

Other fourth quarter financial highlights

Adjusted EBITDA in the Corporate and Others segment was lower in the fourth quarter of 2024 mainly due to an $80 million gain in 2023 from our other post-retirement benefit plan amendments.

Finance costs were lower in the fourth quarter of 2024 primarily due to lower average short-term debt balance from lower working capital requirements, partially offset by the increase in average long-term debt balance throughout 2024.

Income tax was an expense in the fourth quarter of 2024 compared to a recovery in the same period in 2023 mainly due to higher earnings and lower discrete tax adjustments. In the fourth quarter of 2023, our discrete tax items included a $134 million income tax recovery due to the Swiss Tax Reform adjustment. These factors resulted in a positive effective tax rate in the fourth quarter of 2024 compared to a negative effective tax rate in the same period in 2023.

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CONTROLS AND PROCEDURES

Disclosure controls and procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)), and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2024, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and NI 52-109. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Board of Directors, through its Audit Committee, oversees management’s responsibilities for financial reporting and internal controls.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have designed ICFR based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013) and conducted an evaluation of the design and effectiveness of our ICFR as of the end of the fiscal year ended December 31, 2024. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2024, Nutrien maintained effective internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual financial statements, or interim financial statements, will not be prevented or detected on a timely basis. Other than in connection with the material weakness and subsequent remediation described below, there has been no change in our ICFR during the three and twelve months ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our ICFR.

The Company’s independent public accountant, KPMG LLP, has issued an attestation report on the Company’s internal control over financial reporting as at December 31, 2024, which is included in our 2024 Annual Report.

Remediation of material weakness

As at June 30, 2024 and September 30, 2024, we had a material weakness related to controls over derivative contract authorization in Brazil, which resulted in unauthorized execution of derivative contracts in the second quarter of 2024. The material weakness was identified by our management in late June 2024 and was a result of changes that were introduced to our derivative contract authorization and execution process in Brazil during the second quarter of 2024. As a result of those changes, our controls were not designed effectively during the relevant time periods to ensure that segregation of duties was maintained and checks of authorization were performed in a timely manner and that derivative contracts entered into were recorded in our treasury reporting systems on a timely basis. The material weakness did not result in any errors or a material misstatement to our interim or annual financial statements.

Under the oversight of the Audit Committee, in the fourth quarter of 2024, we completed the remediation of the material weakness described above by redesigning certain processes and controls related to authorization and execution of derivative contracts in Brazil and enhancing the supervision and review activities related to trading in derivative contracts in Brazil. Management supervised the evaluation of the remediation measures implemented by the Company. Based on this evaluation, including testing the effectiveness of the controls addressing the material weakness, management have concluded that the previously identified material weakness relating to the effectiveness of its ICFR described above has been remediated as at December 31, 2024.

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FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document, including within the “2025 Guidance” section and the “Market outlook” sections for each segment, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2025 annual guidance, including expectations regarding our Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted earnings and capital expenditures; our 2025 adjusted EBITDA and adjusted earnings per share sensitivity analysis; our belief that Nutrien’s production assets are positioned to generate significant cash flow and the resulting benefits thereof; expectations regarding 2025 annual consolidated cost savings, Nutrien’s 2026 targets, including with respect to Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, annual consolidated cost savings, Potash ore tonnes mined using automation, Ammonia operating rate, Phosphate operating rate and supply chain optimization and efficiency run-rate value; Nutrien’s market outlook for 2025 and the projections and expectations related thereto; expectations regarding our capital allocation strategies, including with respect to investments that enhance utilization rates, reliability and efficiency of our assets, maintaining a strong and flexible balance sheet with a targeted average adjusted net debt to adjusted EBITDA leverage ratio of 3:1, returning capital to shareholders through share repurchases and dividends and investment in high-value opportunities to generate significant long-term returns; our ability to advance strategic priorities and high value growth investments; capital spending expectations for 2025 and beyond, including spending related to advancement of proprietary products, network optimization and digital capabilities in Retail, expanding and optimizing our downstream business, enabling digital solutions and competitive financing through Nutrien Financial, automation in Potash mining, and brownfield expansions in Nitrogen; expectations regarding our ability to generate cash flow and return capital to our shareholders, including our expectations regarding share repurchases and stable and growing dividends; expectations that internally generated cash flow, as supplemented by new and existing financing sources, will be sufficient to meet our anticipated future cash requirements; expectations regarding performance of our operating segments in 2025, including volume growth in existing Potash and Nitrogen upstream assets and enhanced margins and earnings growth in Retail; our operating segment market outlooks and our expectations for market conditions, fundamentals and trends in 2025 and beyond, including agriculture and crop nutrient markets and global energy supply, the anticipated supply and demand for our products and services, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, farmer crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates, the impact of seasonality, import and export volumes, tariffs, trade or export restrictions, economic sanctions and restrictions, operating rates, inventories, crop development, natural gas curtailments in Trinidad and elsewhere, and global population growth expectations; expectations concerning future product offerings; expectations regarding environmental compliance requirements and costs; the negotiation of sales and other contracts, including the expiry of existing contracts; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, the assumptions set forth below are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

Key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, including the current La Niña weather pattern, supplier agreements, product distribution agreements, availability, inventory levels, exports, tariffs, including general or retaliatory tariffs, trade restrictions, international trade arrangements, crop development and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2025 and in the future; assumptions related to our assessment of recoverable amount estimates of our assets, including in relation to our Retail – Brazil asset impairments; potash demand growth in offshore markets and normalization of Canpotex port operations; our intention to complete share repurchases under our normal course issuer bid programs, including TSX approval, the funding of such share repurchases, existing and future market

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conditions, including with respect to the price of our common shares, capital allocation priorities, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies; assumptions related to our ability to fund our dividends at the current level and at increased levels in the future; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; availability of investment opportunities that align with our strategic priorities and growth strategy; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales and other contracts; and our ability to successfully implement new initiatives and programs. In respect of our 2026 Potash sales volume target, we have made assumptions with respect to, among other things: market conditions, fertilizer and commodity prices, supply and demand, capital availability, logistics, our ability to maintain market share and that potash operations will operate within expectations. In respect of 2026 nitrogen sales volume target, we have made assumptions with respect to, among other things: market conditions, fertilizer and commodity prices, supply and demand, capital availability, natural gas availability, timely execution of expansion projects and reliability.

Events or circumstances could cause actual results to differ materially from those in the forward-looking statements. With respect to our business generally and our ability to meet other targets, commitments, goals, strategies and related milestones and schedules disclosed in this document, such events or circumstances include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives or results of operations or targets, such as our targeted $200 million in annual consolidated cost savings, expected capital expenditures in 2025, delivering upstream fertilizer sales volume growth and advancing high return downstream Retail growth opportunities; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including the current La Niña weather pattern, and impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including in respect of general or retaliatory tariffs, export restrictions and climate change initiatives), government ownership requirements, and changes in environmental, tax, antitrust, and other laws or regulations and the interpretation thereof; trade restrictions, including the imposition of any tariffs, or other changes to international trade arrangements; the effects of current and future international trade agreements or other developments affecting the level of global trade; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain CGUs; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the US.

The purpose of our 2025 Retail adjusted EBITDA, depreciation and amortization, finance costs, effective tax rate on adjusted earnings and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

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APPENDICES

Non-GAAP financial measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that: (a) depict historical or expected future financial performance, financial position or cash flow of the Company; (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company; (c) are not disclosed in the financial statements of the Company; and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

($ millions)	2024	2023
Net earnings	700	1,282
Finance costs	720	793
Income tax expense	436	670
Depreciation and amortization	2,339	2,169
EBITDA [1]	4,195	4,914
Adjustments:
Share-based compensation expense (recovery)	37	(14)
Foreign exchange loss, net of related derivatives	360	91
ARO/ERL related expenses for non-operating sites	151	152
Loss related to financial instruments in Argentina	35	92
Restructuring costs	47	49
Impairment of assets	530	774
Adjusted EBITDA	5,355	6,058

1	EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

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Adjusted net earnings and adjusted net earnings per share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations. We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	2024			2023

($ millions, except as otherwise noted)	Increases (decreases)	Post-tax	Per diluted share	Increases (decreases)	Post-tax	Per diluted share
Net earnings attributable to equity holders of Nutrien		674	1.36		1,258	2.53
Adjustments:
Share-based compensation expense (recovery)	37	27	0.05	(14)	(11)	(0.02)
Foreign exchange loss, net of related derivatives	360	346	0.70	91	83	0.17
Restructuring costs	47	38	0.08	49	40	0.08
Impairment of assets	530	492	1.00	774	702	1.42
ARO/ERL related expenses for non-operating sites	151	106	0.21	152	110	0.22
Loss related to financial instruments in Argentina	35	35	0.07	92	92	0.18
Swiss Tax Reform adjustment	–	–	–	(134)	(134)	(0.27)
Change in recognition of deferred tax assets	–	–	–	66	66	0.13
Sub-total adjustments	1,160	1,044	2.11	1,076	948	1.91
Adjusted net earnings		1,718	3.47		2,206	4.44

Effective tax rate on adjusted net earnings

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of this forward-looking measure to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Effective tax rate on adjusted net earnings ratio is calculated as adjusted income tax expense divided by adjusted earnings before income taxes. We use this measure to provide the actual result for a previously disclosed forward-looking effective tax rate on adjusted net earnings guidance.

(millions of US dollars, except as otherwise noted)	2024
Earnings before income taxes	1,136
Adjustments [1]	1,160
Adjusted earnings before income taxes	2,296
Income tax expense	436
Adjustments [2]	116
Adjusted income tax expense	552
Effective tax rate on adjusted net earnings (%)	24.1

1	Calculated as sum of pre-tax adjustments noted in the Adjusted Net Earnings section.
2	Calculated as difference between the sum of pre-tax and post-tax adjustments noted in the Adjusted Net Earnings section.

Gross margin excluding depreciation and amortization per tonne – manufactured product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

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Overview	MD&A	Five-year highlights	Financial statements and notes
Results

Potash controllable cash cost of product manufactured (“COPM”) per tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

($ millions, except as otherwise noted)	2024	2023
Total COGS – Potash	1,448	1,396
Change in inventory	36	(40)
Other adjustments [1]	(21)	(26)
COPM	1,463	1,330
Depreciation and amortization in COPM	(581)	(427)
Royalties in COPM	(79)	(100)
Natural gas costs and carbon taxes in COPM	(36)	(46)
Controllable cash COPM	767	757
Production tonnes (tonnes – thousands)	14,205	12,998
Potash controllable cash COPM per tonne	54	58

1	Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia controllable cash COPM per tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

($ millions, except as otherwise noted)	2024	2023
Total Manufactured COGS – Nitrogen [1]	2,282	2,435
Total Other COGS – Nitrogen [1]	253	393
Total COGS – Nitrogen	2,535	2,828
Depreciation and amortization in COGS	(483)	(474)
Cash COGS for products other than ammonia	(1,450)	(1,693)
Ammonia
Total cash COGS before other adjustments	602	661
Other adjustments [1]	(165)	(222)
Total cash COPM	437	439
Natural gas and steam costs in COPM	(292)	(304)
Controllable cash COPM	145	135
Production tonnes (net tonnes [2] – thousands)	2,372	2,276
Ammonia controllable cash COPM per tonne	61	60

1	Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.
2	Ammonia tonnes available for sale, as not upgraded to other nitrogen products.

74 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

Retail adjusted average working capital to sales and retail adjusted average working capital to sales excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

($ millions, except as otherwise noted)	2024	2023
Average current assets	10,981	11,470
Average current liabilities	7,424	7,666
Average working capital	3,557	3,804
Average working capital from certain recent acquisitions	–	–
Adjusted average working capital	3,557	3,804
Average Nutrien Financial working capital	(3,561)	(3,561)
Adjusted average working capital excluding Nutrien Financial	(4)	243
Sales	17,832	19,542
Sales from certain recent acquisitions	–	–
Adjusted sales	17,832	19,542
Nutrien Financial revenue	(361)	(322)
Adjusted sales excluding Nutrien Financial	17,471	19,220
Adjusted average working capital to sales (%)	20	19
Adjusted average working capital to sales excluding Nutrien Financial (%)	–	1

Nutrien Financial adjusted net interest margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

($ millions, except as otherwise noted)	2024	2023
Nutrien Financial revenue	361	322
Deemed interest expense [1]	(174)	(136)
Net interest	187	186
Average Nutrien Financial net receivables	3,561	3,561
Nutrien Financial adjusted net interest margin (%)	5.3	5.2

1	Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

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Overview	MD&A	Five-year highlights	Financial statements and notes
Results

Retail cash operating coverage ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate cash flow.

($ millions, except as otherwise noted)	2024	2023
Selling expenses	3,418	3,375
General and administrative expenses	191	217
Other expenses	87	158
Operating expenses	3,696	3,750
Depreciation and amortization in operating expenses	(751)	(749)
Operating expenses excluding depreciation and amortization	2,945	3,001
Gross margin	4,621	4,430
Depreciation and amortization in cost of goods sold	20	10
Gross margin excluding depreciation and amortization	4,641	4,440
Cash operating coverage ratio (%)	63	68

Return on invested capital (“ROIC”)

Definition: ROIC is calculated as net operating profit after taxes divided by the average invested capital for the last four rolling quarters.

Net operating profit after taxes, a non-GAAP financial measure, is calculated as earnings before finance costs and income taxes, depreciation and amortization related to the fair value adjustments as a result of the Merger (the merger of equals transaction between PotashCorp and Agrium), share-based compensation, and certain foreign exchange gain/loss (net of related derivatives) and Nutrien Financial earnings before finance costs and income taxes. The most directly comparable IFRS financial measure to net operating profit after taxes is earnings before finance costs and income taxes. We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, and IFRS adoption transition adjustments. A tax rate of 25 percent is applied on the calculated amount. Prior to 2023, we were adjusting for Nutrien Financial revenue; however, in 2023, we updated our calculation to adjust for Nutrien Financial earnings before finance costs and income taxes to further refine our calculations.

Invested capital is calculated as last four rolling quarter average of total assets less cash and cash equivalents; payables and accrued charges; Merger fair value adjustments on goodwill, intangible assets, and property, plant and equipment; and average Nutrien Financial working capital.

We exclude in our calculations the related financial information of certain acquisitions during the first year following the acquisition.

76 | Nutrien Annual Report 2024

Overview	MD&A	Five-year highlights	Financial statements and notes
Results

Why we use the measure and why it is useful to investors: ROIC provides useful information to evaluate how efficiently we allocate our capital and is used as a component of employee remuneration calculations.

($ millions, except as otherwise noted)	2024	2023
Earnings before finance costs and income taxes	1,856	2,745
Merger adjustments [1]	216	194
Restructuring costs	47	49
Share-based compensation expense (recovery)	37	(14)
Impairment (reversal of impairment) of assets	530	774
ARO/ERL related expense for non-operating sites	151	152
Foreign exchange loss, net of related derivatives	360	91
Loss related to financial instruments in Argentina	35	92
Nutrien Financial earnings before finance costs and income taxes	(170)	(127)
Net operating profit	3,062	3,956
Tax (calculated at 25%)	766	989
Net operating profit after tax	2,296	2,967

($ millions, except as otherwise noted)	2024	2023
Average total assets	52,579	53,874
Average cash and cash equivalents	(718)	(926)
Average payables and accrued charges	(8,547)	(9,050)
Average merger adjustments [1]	(9,628)	(9,896)
Average Nutrien Financial receivables	(3,561)	(3,561)
Invested capital	30,125	30,441

Return on invested capital (%)	8	10

1	Depreciation and amortization related to the fair value adjustments as a result of the Merger.

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Overview	MD&A	Five-year highlights	Financial statements and notes
Results

Other financial measures

Supplementary financial measures

Supplementary financial measures are financial measures disclosed by the Company that: (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company; (b) are not disclosed in the financial statements of the Company; (c) are not non-GAAP financial measures; and (d) are not non-GAAP ratios.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases: Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.

Capital management measures

Capital management measures are financial measures disclosed by the Company that: (a) are intended to enable an individual to evaluate the Company’s objectives, policies and processes for managing the Company’s capital; (b) are not a component of a line item disclosed in the primary financial statements of the Company; (c) are disclosed in the notes of the financial statements of the Company; and (d) are not disclosed in the primary financial statements of the Company.

The following section outlines our capital management measure, its composition and why management uses the measure.

Adjusted net debt to adjusted EBITDA: Calculated as adjusted net debt to adjusted EBITDA. Both components are non-GAAP financial measures. This ratio measures financial leverage and our ability to pay our debt.

The most directly comparable measure for adjusted net debt is total short-term and long-term debt and lease liabilities less cash and cash equivalents and is defined as the total of short-term and long-term debt plus lease liabilities less cash and cash equivalents and unamortized fair value adjustments. This measure is useful as it adjusts for the unamortized fair value adjustments that arose at the time of the Merger and is non-cash in nature.

($ millions, except as otherwise noted)	2024	2023
Short-term debt	1,534	1,815
Current portion of long-term debt	1,037	512
Current portion of lease liabilities	356	327
Long-term debt	8,881	8,913
Lease liabilities	999	999
Total debt	12,807	12,566
Cash and cash equivalents	(853)	(941)
Unamortized fair value adjustments	(276)	(294)
Adjusted net debt	11,678	11,331

78 | Nutrien Annual Report 2024

TERMS AND DEFINITIONS

Terms

AECO	Alberta Energy Company, Canada

ABARES	Australian Bureau of Agricultural and Resource Economics and Sciences

AgbioInvestor	AgbioInvestor, UK

Argus	Argus Media group, UK

Bloomberg	Bloomberg Finance L.P., USA

Conab	The National Supply Company (CONAB) is a public company under the Ministry of Agriculture, Livestock and Food Supply – MAPA.

CME	Chicago Mercantile Exchange

Croplife	Croplife Media Group, USA

CRU	CRU International Ltd., UK

ICE	Intercontinental Exchange

IFA	International Fertilizer Association

IMEA	Mato Grosso Institute of Agricultural Economics

Moody’s	Moody’s Corporation (NYSE: MCO), USA

NYMEX	New York Mercantile Exchange, USA

NYSE	New York Stock Exchange, USA

S&P	S&P Global Inc., USA

SPGCI	S&P Global Commodity Insights

StatsCan	Statistics Canada

TFI	The Fertilizer Institute, USA

TTF	Title Transfer Facility

TSX	Toronto Stock Exchange, Canada

USDA	United States Department of Agriculture, USA

WASDE	World Agriculture Supply and Demand Estimates, USA

AUD	Australian dollar

BRL	Brazilian real

CAD	Canadian dollar

USD	United States dollar

Scientific terms

Potash	KCl	potassium chloride, 60–63.2% K2O (solid)

Nitrogen	CO2	carbon dioxide

	CO2e	carbon dioxide equivalent

	DEF	diesel exhaust fluid

126 | Nutrien Annual Report 2024

Scientific terms

	ESN®	Environmentally Smart Nitrogen®, 44% nitrogen

	UAN	urea ammonium nitrate solution, 28–32% N (liquid)

Phosphate	AS	ammonium sulfate (solid)

	DAP	diammonium phosphate, 46% P2O5 (solid)

	MAP	monoammonium phosphate, 52% P2O5 (solid)

	MGA	merchant grade acid, 54% P2O5 (liquid)

	MST	micronized sulfur technology, P + S

	P2O5	diphosphorus pentoxide

	SPA	superphosphoric acid, 70% P2O5 (liquid)

Product measures

K2O tonne	Measures the potassium content of products having different chemical analyses

Mmt	Million metric tonnes

MMBtu	Metric Million British thermal units

P2O5 tonne	Measures the phosphorus content of products having different chemical analyses

Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products

Definitions

Brownfield	New project expanding or developing an existing facility or operation.

CCUS	Carbon capture, utilization and storage. Process by which CO2 produced from various industrial processes is captured and either utilized for further industrial processes or transported to a permanent storage location to prevent release into the atmosphere.

Capital expenditures	Represents the sum of: sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures. See the “Other Financial Measures” section.

Clean ammonia	Ammonia made with direct GHG emissions reduced by at least 90 percent compared to a conventional process, produced from hydrogen obtained using the next generation of ammonia production technology, such as auto-thermal reforming or water electrolysis with renewable power; this definition does not include end product use.

Community investment	Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods and services, and employee volunteerism (on corporate time).

Compound annual growth rate	Represents the rate of return that would be required for an investment to grow from its beginning balance to its ending balance assuming the profits were reinvested at the end of each year of the investment’s lifespan.

EBITDA	Calculated as net earnings (loss) before finance costs, income taxes and depreciation and amortization.

Greenfield	New project on a previously undeveloped site.

Greenhouse gas (“GHG”)	Gases that contribute to the greenhouse effect and global warming by trapping heat in the atmosphere. These gases include those outlined by the Kyoto Protocol and covered under the Greenhouse Gas Protocol Accounting and Reporting Standards. They include the following seven major greenhouse gases: carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), sulfur hexafluoride (SF6), perfluorocarbons (PFC’s), hydrofluorocarbons (HFC’s), and nitrogen trifluoride (NF3),

Latin America	South America, Central America, Caribbean and Mexico.

Lost-time injury frequency	Total lost-time injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total lost-time injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

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Definitions

Low-carbon ammonia	Ammonia made with direct GHG emissions typically reduced by approximately 60 percent but up to 80 percent compared to a conventional process, produced by primarily using carbon capture, utilization and storage (“CCUS”) or other low-emission production technologies; this definition does not include end product use.

Merger	The merger of equals transaction between PotashCorp and Agrium completed effective January 1, 2018, pursuant to which PotashCorp and Agrium combined their businesses pursuant to a statutory plan of arrangement under the Canada Business Corporations Act and became wholly owned subsidiaries of Nutrien Ltd.

North America	Canada and the US.

Offshore	All markets except Canada and the US.

Serious injury and fatality	A work-related fatality or life-altering injury/illness experienced by an employee or directly supervised contractor conducting work on behalf of Nutrien.

Scope 1	Direct greenhouse gas emissions produced by Nutrien owned or controlled facilities.

Scope 2	Indirect greenhouse gas emissions resulting from the generation of purchased or acquired electricity, heating, cooling and steam consumed by Nutrien owned or controlled facilities.

Sustainable agriculture

Aims to increase farm productivity, support farmer profitability and livelihoods, and foster environmental stewardship.

* Developed in general alignment with the approach of the United Nations Food and Agriculture Organization.

Sustainable agriculture program acres	Acres participating in programs that track field-level data which can be analyzed for performance metrics that incentivize farmers to adopt practices and products resulting in quantifiable, incremental benefits which may be verified. This is an annual calculation, not cumulative.

Total employee turnover rate	The number of permanent employees who left the Company due to voluntary and involuntary terminations, including retirements and deaths, as a percentage of average permanent employees for the year.

Total recordable injury frequency	Total recordable injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

128 | Nutrien Annual Report 2024